PSA PEUGEOT CITROËN


07027710

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

October 12, 2007

SUPPL

File N° 82 – 3531


SEC MAIL PROCESSING
OCT 2 6 2007
WASH. D.C. SECTION
160

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated between May and October 2007,
- PSA Peugeot Citroën Interim Results presentation kit.

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials and please excuse us for the delay due to some changes in our Investor Relations organization.

Very truly yours

PROCESSED
NOV 0 7 2007
THOMSON
FINANCIAL

Denis WORBE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : denis.worbe@mpsa.com



Financial Information

May 9th, 2007

International Engine Awards underline PSA Peugeot Citroën's petrol engine prowess and successful co-operations strategy

The 1.6-litre 4-cylinder direct injection, turbo petrol engine developed by PSA Peugeot Citroën and BMW Group has won the 2007 International Engine of the Year Award for the 1.4 to 1.8 litre category.

Judged by a panel of 62 renowned motoring journalists from across the globe, the International Engine of the Year Awards are some of the automotive industry's most sought-after accolades. Judges apply their impressions from driving the latest cars to identify the powerplants that offer the best driveability, performance, economy, and refinement.

With no fewer than 71 engines considered, the 1.4 to 1.8 litre category is a key battleground as the compact and supermini sectors continue to grow. The PSA Peugeot Citroën /BMW engine came away a clear winner with a total of 273 points. It has also taken 3rd place in the 'Best New Engine' category.

Announced in July 2002, the co-operation between PSA Peugeot Citroën and BMW Group has applied the strengths of each partner to successfully solve the conflict between advanced engine technologies and cost pressures in the small and compact car segment.

Currently powering Peugeot's 207CC, 3 and 5 door saloons 207 THP 150 , 207 RC THP 175 and the MINI Cooper S, the engine is planned for other compact models in the BMW, Peugeot and Citroën ranges. It was initially developed alongside a 1.6-litre 120 bhp atmospheric engine and forms part of a family that will eventually offer a range of power outputs from 90 bhp to 175 bhp on production.

All major components for these engines are made at a dedicated €330 million, 60,000m² production facility at PSA Peugeot Citroën's Française de Mécanique plant in Douvrin, Northern France. PSA Peugeot Citroën's Charleville and Mulhouse Metallurgy Division plants supply the raw castings, whilst final assembly is carried out at Douvrin for Peugeot and Citroën models and at BMW's Hams Hall facility in the UK for the MINI.

The Awards have underlined the Group's broad capabilities in engine design and manufacture, as well as the success of its co-operations policy.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com


PSA PEUGEOT CITROËN

Investor Relations

Paris – May 9, 2007

Central Works Council Approves Voluntary Departure Incentives to Adjust the Workforce

The Central Works Council met in special meeting today to consider the proposed redeployment of jobs and capabilities in the Automobile Division in France.

The Council had been consulted concerning the project, which will lead to the elimination of 4,800 corporate jobs in 2007, including 1,800 operators, 1,800 clerical staff, technicians and supervisors, and 1,200 managers.

Council members did not wish to express an opinion about the project's business logic, but did express a favorable opinion concerning the workforce adjustment process, as described in the human resources planning and development agreement.

The workforce adjustment and employee support process consists in not replacing employees who retire or leave voluntarily and in helping employees who wish to find new jobs either elsewhere in the Group or with other companies, in particular through financial incentives or personalized assistance. Placement offices will be opened on each site to offer volunteer employees new jobs either elsewhere in the Group or with other companies.

Most of the measures concern financial incentives to leave the company and outplacement assistance.

- **Support for personal projects and for the creation or acquisition of a company** will be offered to employees who wish to leave to pursue a personal or business project. In particular, they will receive the equivalent of six months salary in addition to their severance pay under the collective bargaining agreement. They will also be given the possibility of taking out an interest-free loan.

- **The Voluntary Retirement Benefit** will include an additional three months salary.

- **Outplacement leave** is intended for employees who wish to find a new job with another company. Leaves will be granted for four to nine months, with the beneficiary receiving 100% of his or her salary during the period of notice and 65% thereafter. In addition, severance pay under the collective bargaining agreement will include an additional three months salary.

- **Long-term leave** will include the payment of two months salary for two years leave and three months salary for three years leave. When the leave is over, the employee may return to his or her former (or similar) position, with the same salary as before.

- **Part-time working is being encouraged**, in particular during the last two years before retirement, through the payment of a monthly incentive bonus equivalent to 5% of the employee's gross salary for a four-fifths time and 10% for a half-time.

- **An extensive transfer program** has been put in place to give priority to existing employees in filling vacant positions, and in particular to people whose jobs are affected by the current plan or who hold a sensitive position, as well as employees over 50. Financial support will be available for people transferring to a new location, as well as to help their spouse find a new job.

All employees will be eligible to participate in the process. However, employees directly involved in production or in certain specific positions, whose departure would require the hiring of the same number of replacements, will not be eligible for departure incentives to pursue a personal project or to take outplacement leave.

The process will begin on June 1, 2007 and last for six months.

These measures were described in the human resources planning and development agreement signed on April 6, 2007 by five of the six unions represented within the Group.

"PSA Peugeot Citroën has not experienced any growth since 2002," noted Jean-Luc Vergne, Executive Vice President, Human Resources and Chairman of the Central Works Council. "The Group was sized to sell 4 million cars a year, but actual unit sales have been around 3.4 million. This situation has led us to step up the reduction in costs and overheads undertaken in June 2006. We've chosen to make the necessary job cuts calmly, without any sudden breaks and without having to lay anyone off. This choice is in line with our corporate social responsibility commitment that no employee should have to find a new job on his or her own."

May 23, 2007

PSA Peugeot Citroën Deploys CAP 2010 Growth and Competitiveness Program

At the Annual Meeting of PSA Peugeot Citroën stockholders held today in Paris, Chairman Christian Streiff presented the initial action plans developed by the CAP 2010 cross-functional working groups and announced that they are now being implemented across the Group.

Launched on February 6, the CAP 2010 program was initiated by ten working groups involving several hundred executives from all of the key business processes, who identified 150 projects to improve practices in every aspect of the organization. One hundred days after launch, CAP 2010 has now entered the deployment stage.

The four priorities announced last February have been translated into action plans to revitalize the Group's growth and restore its competitiveness.

- Product and service quality must be upgraded to the standard of the best-ranked competitors. Among the action plans being implemented are a new design process, working with suppliers, sharing best practices between Peugeot and Citroën, and reorganizing and pooling customer service processes. The objective is to cut incident count and warranty costs in half by 2010.

- Costs will be reduced across the organization:
  - Overheads will be cut by 30% by 2010. Within this context, the voluntary departure incentive program will reduce headcount by 4,800 people in France in 2007.
  - Further procurement savings will be driven by stepping up global sourcing, relaunching technical savings in series production, and re-engineering vehicles, with the gains shared with suppliers. These programs will improve purchasing productivity by 6% a year.
  - Supply chain costs will be driven down by streamlining and reorganizing inbound and outbound logistics.

- The product plan has been enriched and its implementation stepped up. Six new vehicle projects will be added to the product plan by 2010, in particular by shortening the development cycle and by moving current development projects forward by three to six months. In addition, innovation programs have been refocused on what customers want and are willing to pay for, as well as on environmental technologies.

- A new marketing offensive will enable the Group to recapture the market share lost in Europe, in particular through an effective action plan for Germany. Plans to drive faster expansion in China, Brazil, Argentina and other international markets are still being prepared by the newly formed teams in the corresponding business units. They will be presented in September.

To extend and support this action plan, new management practices will be introduced, to more effectively encourage initiative, team spirit and results-oriented performance.

Mr. Streiff emphasized that "CAP 2010 is the result of real teamwork, based on more cross-functionality, which enables us to work together without taboos, more outreach, to learn from our customers, suppliers and competitors, and faster response, with a sharp focus on results."


PSA PEUGEOT CITROËN

Financial Information

Paris – May 23, 2007

Annual Stockholders' Meeting of May 23, 2007

The Annual Meeting of Peugeot S.A. stockholders was held on May 23, 2007 under the chairmanship of Thierry Peugeot, Chairman of the Supervisory Board.

Thierry Peugeot expressed the Supervisory Board's sincere thanks to Jean-Martin Folz, Chairman of the Managing Board from October 1, 1997 to February 6, 2007, for his enormous contribution to the Group's expansion during that period.

Christian Streiff, Chairman of the Managing Board, reviewed the Group's 2006 results, which reflect a slight decline in worldwide sales, successful model launches, a sharp decrease in consolidated operating margin and high net cash from operating activities. He also presented the initial action plans developed by the CAP 2010 cross-functional working groups and announced the launch of the deployment phase of this growth and competitiveness program.

Stockholders approved all of the resolutions recommended by the Managing Board, covering:

- The payment of a dividend of €1.35 per share, payable on May 30.
- The re-election to the Supervisory Board of Jean-Philippe Peugeot and Robert Peugeot and the election to the Board of Henri Philippe Reichstul and Geoffroy Roux de Bézieux.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com


PSA PEUGEOT CITROËN

Financial Information

June 29, 2007

PSA Peugeot Citroën to establish a Joint Venture project with Chinese Carmaker Hafei

PSA Peugeot Citroën and Chinese carmaker Hafei today signed a memorandum of understanding to start a feasibility study of a 50-50 joint venture creation. The new venture will manufacture small people movers (under 10 passengers) for the Chinese market. The vehicles will be produced by Hafei's plant in Shenzhen.

The signing of the MOU demonstrates the Group's commitment to speeding up its development in China, one of its three international strategic growth regions.

PSA Peugeot Citroën operates in China through Dongfeng Peugeot Citroën Automobiles (DPCA), a 50-50 marketing and manufacturing joint venture established in partnership with Dongfeng Motor. DPCA sold 201,300 vehicles in 2006 and 87,100 vehicles in the first five months of 2007.

PSA Peugeot Citroën is Europe's second-largest carmaker and leading manufacturer of light commercial vehicles.

Hafei is a Chinese carmaker and a subsidiary of the AVIC aeronautics company. Its production reached 260,000 cars in 2006.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com

Paris – July 6, 2007

First-Half 2007 Sales Stable

- **Worldwide sales were stable in the first half 2007 at 1,764,000 units**
- **Sales of assembled vehicles rose by 1.7%**
- **European market share widened to 14.2%, versus 14% in first-half 2006**

In the first six months of 2007, worldwide sales of PSA Peugeot Citroën assembled and CKD vehicles were stable at 1,764,000 units, of which 1,000,000 Peugeots and 764,000 Citroëns. This result reflected a solid 1.7% increase in sales of assembled vehicles, led by a 7% rise in international markets, and stable sales in Europe, enabling the Group to widen its market share by 0.2 points, as well as a 23% decline in sales of CKD units. The reversal in the Group's sales trend in Europe was driven by strong demand for the Peugeot 207 and the Citroën C4 Picasso and Grand C4 Picasso. The first-half business environment was shaped by a slight 0.8% decline in the European market, an increase in the euro against the yen and aggressive competition.

Western Europe (18 countries): a larger share of the car and light commercial vehicle market

In a European car and light commercial vehicle market that contracted by a slight 0.8% in the first half, registrations of PSA Peugeot Citroën vehicles rose by 0.9% to 1,277,000 units, of which 675,000 Peugeots and 601,000 Citroëns. In a challenging sales environment, the Group's European market share increased to 14.2% (7.5% for Peugeot and 6.7% for Citroën), compared with 14.0% in first-half 2006 and 13.7% in second-half 2006. PSA Peugeot Citroën is Europe's second largest manufacturer of cars and leading manufacturer of light commercial vehicles.

In France, where the market declined by 1.9%, the Group's share improved significantly to 31.6% (from 31.1% in first-half 2006) with 417,000 registrations.

In Spain, the Group was again the market's leading automobile manufacturer with a share of 20.3%. In a market down by 1.3%, registrations rose by 2.5% to 202,000 units, fueling a 0.7-point market share gain.

In Italy, PSA Peugeot Citroën's third largest market in unit sales, the Group sharply increased its share to 10.3% from 9.6% in a market that continued to expand, by 4.8% during the period. Registrations rose by 12.1% to 157,000.

In a UK market up 2.1%, Group registrations rose by 2.7% to 152,000 units, driving a 0.1-point improvement in market share to 10.5%.

In Germany, market share stood at 5.6%. In a market that fell 8.1% following an increase in the VAT rate, registrations were down 11.2% to 94,000 units.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com

Outside Western Europe: sales of assembled vehicles up 7%

Outside Western Europe, sales were stable compared with first-half 2006. A total of 530,000 cars and CKD units were sold, of which 357,000 Peugeots and 173,000 Citroens, representing 30% of Group sales. Excluding CKD units, sales in international markets rose by 7%, led by faster expansion in the Group's priority growth regions.

In Latin America, where the market is experiencing robust growth, sales of PSA Peugeot Citroën vehicles climbed 12% to 117,000 units. In Brazil, registrations rose by 22% to 55,000 units, for a 5.3% market share, while in Argentina, sales rose by 26% and market share improved by 0.5 points to 15.2%.

In the fast-growing Chinese market, where demand rose by 26.3% during the half, and after meeting its 2006 target with 203,000 vehicles sold (up 63%), Dongfeng Peugeot Citroën Automobile reported a market share of 4%. In a market that has been shaped by a strong competition on prices since March, DPCA has protected its margins and its sales rose only by 2% to 103,000 units. New model launches and an aggressive development of the network will sustain sales growth.

In Eastern Europe, where markets continued to expand, sales climbed 18% to 105,000 units. In the six main countries of Central Europe (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia), unit sales increased 15.7% to 59,000 in a market up 8.2%, lifting the Group's share to 12.1%.

Outlook for 2007

In Western Europe, the Group expects to see continued improvement led by demand for the Peugeot 207 hatchback and CC, the C4 Picasso and Grand C4 Picasso and by the forthcoming launch of the Peugeot 4007, 308 and 207 SW and the Citroën C Crosser.

Outside Western Europe, where the market environment should remain generally favorable, PSA Peugeot Citroën will continue to enjoy sales growth, thanks to the expansion of the model lineup.

PSA Peugeot Citroën
Worldwide First-Half Sales of Passenger Cars and Light Commercial Vehicles

(number of vehicles*)	First-Half 2006		First-Half 2007	
Western Europe	Peugeot	640,800	Peugeot	643,000
	Citroën	594,400	Citroën	591,000
	Total PSA	1,235,200	Total PSA	1,234,000
Outside Western Europe	Peugeot	359,700	Peugeot	357,000
	Citroën	169,600	Citroën	173,000
	Total PSA	529,300	Total PSA	530,000
Total	Peugeot	1,000,500	Peugeot	1,000,000
	Citroën	764,000	Citroën	764,000
	Total PSA	1,764,500	Total PSA	1,764,000

*Assembled vehicles and CKD units

Wednesday – July 25, 2007

First Half 2007:
Sales and revenue rose to 5.9%
and consolidated operating margin: 2.7% of sales and revenue

FIRST-HALF 2007 HIGHLIGHTS

Improved sales performance in Western Europe

1,274,500 registrations versus 1,265,600 in first-half 2006.

14.2% of the European market, versus 14.0% at June 30, 2006 and 13.8% at December 31, 2006

Higher sales of assembled vehicles outside Western Europe

436,600 assembled vehicles, up 7.2%, and sustained growth in the three priority regions.

New model introductions:

Expansion of the Peugeot 207 line-up with the coupé-cabriolet and RC sports version and of the Citroën C4 Picasso line-up with the 5-seater version; introduction of the new Peugeot Expert and Citroën Jumpy light commercial vehicles; and presentation of the Citroën C4 Pallas in the Mercosur region. Launch of the Peugeot 4007 and Citroën C-Crosser SUVs and the Peugeot 207 SW in July and roll-out of the Peugeot 308 in September.

Recurring operating income up 21.9%

€842 million or 2.7% of sales and revenue, lifted by higher unit sales, higher prices and an improved product mix.

Sharp improvement in the net financial position:

€1,364 million, versus €116 million at December 31, 2006 and €488 million at June 30, 2006.

Ramp-up of the CAP 2010 program to drive growth and improve competitiveness

The beginnings of a recovery, with an increase in operating margin led by the Automobile Division, lower costs, faster improvements in quality and the successful launch of new models. The CAP 2010 program will have a greater impact in the second half.

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 – www.psa-peugeot-citroen.com

FIRST-HALF 2007 FINANCIAL REVIEW

Sales and revenue

Consolidated sales and revenue rose 5.9% to €30,818 million.

Automobile Division sales and revenue gained 5.1% to €24,169 million, led by the increase in assembled vehicle sales, higher prices and the improvement in the product mix.

Banque PSA Finance reported revenue (corresponding to gross interest income) of €975 million, up 13.4%.

Gefco revenue totaled €1,797 million, up 8.4% over first-half 2006.

Faurecia sales rose 8.9% to €6.512 million. On a like-for-like basis – excluding the effect of changes in exchange rates, the prices of precious metals used in the manufacture of exhaust systems and the scope of consolidation – the increase was 7.7%.

Results

First-half 2007 recurring operating income came to €842 million, representing 2.7% of sales and revenue, compared with €691 million and 2.4% in first-half 2006.

Automobile Division recurring operating income rose 76.2% to €400 million, and represented 1.7% of sales and revenue for the period. Growth was led by the increase in assembled vehicle sales and the positive impact of higher prices and changes in the product mix following the launch of new versions.
The strong increase in raw materials prices was offset by new productivity gains in both purchasing and in manufacturing operations.

Banque PSA Finance's recurring operating income rose 2.7% to €301 million from €293 million in first-half 2006, led by an increase in the loan book.

Gefco reported recurring operating income of €76 million, representing 4.2% of sales and revenue, compared with €80 million and 4.8% a year earlier.

Faurecia's recurring operating income stood at €63 million, or 1% of sales, versus €85 million and 1.4% in first-half 2006. The sharp improvement compared with the €16 million operating loss reported in the second half of last year was attributable to business growth and improved manufacturing performance, which offset heavy losses from operations in North America.

Other income and expenses represented net expense of €291 million, compared with net expense of €275 million in the year-earlier period. The first-half 2007 figure primarily reflects non-recurring write-downs of certain Automobile Division assets, restructuring provisions related to the voluntary departure plan and rationalization costs at Faurecia.

Profit attributable to equity holders of the parent amounted to €492 million, versus €306 million in first-half 2006. Earnings per share came to €2.15, compared with €1.34 a year earlier.

Balance sheet structure

Working capital provided by operations of the manufacturing and sales companies totaled €1,830 million, compared with €1,605 million in first-half 2006.

Gross capital expenditure amounted to €953 million, down from the €1,097 million spent in first-half 2006.

As of June 30, 2007, the manufacturing and sales companies had net cash of €1,364 million, compared with net cash of €116 million at December 31, 2006 and €488 million at June 30, 2006.

OUTLOOK FOR 2007

In Western Europe, the Group expects to see continued improvement, led by demand for the Peugeot 207 hatchback and CC, the Citroën C4 Picasso and Grand C4 Picasso, by the launches in progress of the Peugeot 4007, 207 SW and the Citroën C-Crosser, and by the forthcoming introduction of the Peugeot 308. This environment should enable the Group to further optimize prices, volumes and the product mix.

Outside Western Europe, where the market environment should remain generally favorable, PSA Peugeot Citroën will continue to enjoy profitable sales growth, thanks to the expansion of the model line-up.

Thanks to the launch of new models in the highest margin segments, despite the continued strengthening of the euro and steadily higher raw materials costs, second-half sales and revenue should be slightly up on the year-earlier period while second-half consolidated operating margin should exceed 2% of sales and revenue.

PSA PEUGEOT CITROËN

(number of vehicles)	First-Half 2006	First-Half 2007
Worldwide sales	1,764,500	1,764,100

CONSOLIDATED SALES AND REVENUE

(in € millions)	First-Half 2006	First-Half 2007
Automobile Division	22,987	24,169
Banque PSA Finance	860	975
Gefco	1,658	1,797
Faurecia	5,980	6,512
Total PSA Peugeot Citroën	29,093	30,818

CONSOLIDATED FINANCIAL HIGHLIGHTS

(in € millions)	First-Half 2006	First-Half 2007
Recurring operating income	691	842
Income before tax of fully consolidated companies	402	551
Consolidated profit for the year	298	483
Profit attributable to equity holders of the parent	306	492

FINANCING AND FINANCIAL POSITION

(in € millions)	June 30, 2006	June 30, 2007
Working capital provided by operations	1,605	1,830
Net capital expenditure (including R&D)	1,609	1,370
Net financial position of the manufacturing and sales companies	488	1,364

The first-half 2007 report is available on www.psa-peugeot-citroen.com.

Paris - Thursday, August 30, 2007

Appointments at PSA Peugeot Citroën

Isabel Marey-Semper has been appointed Chief Financial Officer of PSA Peugeot Citroën, effective from the 1st of September 2007, to replace Sylvie Rucar, who is leaving the Group. Isabel Marey-Semper will continue to head the Strategy Department.

Also as of the 1st of September, the Automobile Research and Innovation Department, headed by Pascal Henault, will report directly to the Chairman of the Managing Board. Pascal Henault has also been named a member of the Extended Executive Committee.

Isabel Marey-Semper, 40, is a graduate of the Ecole Normale Supérieure and holds both a Ph.D. and an MBA. She began her career as a strategy consultant before joining Saint Gobain in 2002 as Vice President, Planning and Strategy. Since February 2007, she has been Vice President, Strategy and Innovation at PSA Peugeot Citroën and a member of the Executive Committee.

Pascal Henault, 61, holds an engineering degree from Ecole Centrale Lyon and is a graduate of INSEAD. He has spent his entire career with PSA Peugeot Citroën, where in particular he served as Director of Product Plans in the Automobile Division. Since 1998, he has held the position of Director of Automobile Research and Innovation.



PSA PEUGEOT CITROËN

Financial Information

September 4, 2007

Strategy and Ambition for 2010-2015

2010: **4 million vehicles**
Operating margin of 5.5 to 6%
No. 1 in environmentally friendly cars
Beyond 2010: The most competitive carmaker in Europe
Operating margin of 6 to 7%

Christian Streiff, Chairman of PSA Peugeot Citroën, today unveiled the Group's strategy and ambitions for 2010-2015. For 2010, PSA Peugeot Citroën has set goals of restoring growth and profitability, selling more than four million vehicles and consolidating its leadership in environmentally friendly cars. For 2015, the Group is committed to being the most competitive carmaker in Europe. Its goal is to have an operating margin of 5.5 to 6% in 2010 and 6 to 7% by 2015.

In 2015, PSA Peugeot Citroën intends to be solidly positioned in Europe, steadily growing and profitable, with extensive operations in other global markets and ranking among the leaders in each of its businesses. Faurecia aims to be among the worldwide leaders in each of its activities, Gefco expects to become the European leader in automotive logistics and Banque PSA Finance is determined to remain the benchmark in profitability.

Christian Streiff defined the CAP 2010 and Ambition 2015 objectives for the Automobile Division:

- A strong improvement in product and service quality. The challenge is to reduce the number of quality incidents by half and to shorten incident resolution times by two-thirds. In terms of service quality, the goal is for Peugeot and Citroën to rank among the European Top 5.
- A European product offensive signalling Peugeot's powerful comeback and Citroën's acceleration. This challenge involves enhancing both brands' lineups by strengthening their positions in growth segments, boosting the Group's leadership in light commercial vehicles and developing a "competitive premium" model in each segment. In all, 29 product launches are planned in Europe between 2007-2010 with differentiated models for each brand in order to improve market coverage significantly. A further objective is to maintain the average age of the lineup at 3 years, compared with 4.5 years in 2006.
- A European marketing offensive. This will enable the Group to sell 300,000 additional units in 2010, thanks to a specific strategy for the fleet market, specific actions in the dealerships to support the product offensive, a greater return on media spend and proprietary dealerships turned into real profit centres.

- A cost-cutting program in order to reduce warranty costs by half, increase purchasing productivity from 4 to 6% a year, reduce overheads and fixed costs by 30%, shorten development cycles by 30%, reduce supply chain costs by 10%, fully roll out the industrial efficiency "Convergence" program by the end of 2007 and increase capacity utilisation by 20 points.
- Highly competitive manufacturing facilities, with the implementation of the PSA Production System, the development of flexible and modular platforms, an extension of the manufacturing and sourcing base in emerging markets and an increase in post-production vehicle customisation.
- An international offensive intended to sell an additional 400,000 vehicles outside Europe in 2010.

    - In Mercosur, the Group plans to gradually double its sales to 400,000 vehicles. In Brazil, the objective is to join the "Big 4" auto industry leaders. To achieve this goal, PSA Peugeot Citroën will launch 12 new models, become a player in the entry-level segment, strengthen and extend the two brands' dealer networks, swiftly free up additional production capacity, increase local content and strengthen R&D in the region.
    - In China, the Group's ambition for 2015 is to become an established, profitable industry player with sales increasing to one million units. To do so, it plans to start up new manufacturing facilities with its partner Dongfeng Motor by 2010, while renewing the Peugeot and Citroën lineups and launching 12 new models. A feasibility study has also been launched for a joint venture with Chinese carmaker Hafei, which would provide the Group with a third plant in the South. At the same time, the China Business Unit intends to develop R&D and styling centres and strengthen purchasing.
    - In Russia, PSA Peugeot Citroën has set an objective of 100,000 vehicles in 2010, and to increase sales rapidly to 300,000 units.

- Overall, the product strategy will enable both brands—in all markets—to strengthen their presence in growth segments (especially in non-sedan lineups), to offer "competitive premium" models in each segment and to provide a competitive response when necessary in the entry-level segment. In total, worldwide, 53 new models will be launched in 4 years, from 2007 to 2010.

- Lastly, the Group wants to strengthen its leadership in environmentally friendly cars. The objective is to reduce its average CO_2 emissions in Europe by at least 10g/km. This will involve gearing up R&D on engines and extensively rolling out hybrid technologies, with the launch of HDi hybrids in 2010 and sales of one million Stop & Start units from 2011. Engines that run on 30% biodiesel will be widely available across the lineups and a bioethanol offer will be introduced, matching the demand of each country.

After a four-year decline in margins, the higher volumes and lower costs generated by CAP 2010 will drive a sustainable recovery in the Group operating margin, which is expected to reach 5.5 to 6% in 2010 then improve to achieve 6 to 7% over the 2010- 2015 period.

This strategic plan will make PSA Peugeot Citroën the most competitive carmaker in Europe, steadily growing and profitable, with significant international development, open to opportunities of strengthening and of creating shareholder value.

Paris, 7 September 2007

PSA Peugeot Citroën's HDi Diesel Engine Production Tops the 10-Million Mark

PSA Peugeot Citroën has now produced more than 10 million vehicles equipped with the HDi engine, a key factor in reducing CO_2 emissions.

Coming less than a decade after the Group introduced HDi technology in 1998, this success validates its commitment to high-volume production of modern diesel engines that offer superior environmental performance, driveability and fuel efficiency.

The HDi has enabled PSA Peugeot Citroën to maintain and expand its leadership in diesel engine technology and to outpace the fast growth in diesel sales in Europe over the past ten years.

It has also helped make the Group the European leader in CO_2 emissions control.

An extensive, aligned offering

Deployment of common-rail technology across the Peugeot and Citroën model base has enabled the development of a diverse array of high-tech diesels, ranging from the 55hp, 1.4-liter 4-cylinder engine to the 205hp, 2.7-liter V6. The lineup comprises eight passenger car versions, steadily gaining in power in 14 to 34 hp increments.

The HDi's "Magic Square"

The success of the HDi engine stems from its alignment with both customer demand and the growing environmental consciousness of modern society. HDi-powered cars deliver properties symbolized by a "magic square" of fuel efficiency, driveability, quiet ride and clean running.

Leveraging their recognized expertise in diesel technology to develop the HDi, PSA Peugeot Citroën's engineers have achieved unprecedented performance levels in terms of driveability, quiet ride and environmental footprint.

The HDi: an environmentally, socially responsible engine

The HDi reduces fuel consumption and CO_2 emissions by 20% compared with the previous generation of prechamber diesels and by 30% compared with a same-size gasoline engine.

More efficient management of the combustion process provided by common rail technology has reduced carbon monoxide emissions by 40%, unburned hydrocarbons by 50% and engine particulates by 60%.

HDi technology has also enabled the Group's engineers to develop the world's first FAP® particulate filter, which is gradually being fitted to almost all of the Peugeot and Citroën HDi models.

Significant additional reductions in fuel consumption and emissions are still possible thanks to the HDi's potential for further improvements.

A major contributor to PSA Peugeot Citroën's performance in reducing fuel consumption and CO_2 emissions

The widespread deployment of HDi technology across the Peugeot and Citroën lineups and the engine's demonstrated success with customers have helped propel the Group to leadership in energy-efficient vehicles and enabled it to achieve the best environmental performance in the market, both in France and elsewhere in Europe.

For the second year in a row, PSA Peugeot Citroën headed the list prepared by the French Agency for Environment and Energy Management (ADEME) that ranks carmakers in terms of CO_2 emissions. With a 2006 corporate new car average of 140 g/km, the Group had the lowest emissions of any automobile manufacturer in the French market.

HDi: a success that creates high-quality jobs

HDi engines are produced in the Group's plants in Trémery in eastern France and Douvrin in northern France, as part of a cooperation agreement with Ford Motor Company. Thanks to the popularity of the engines and the expert skills of their production teams, both plants are world-class centers of excellence.



Friday, September 21, 2007

TECHNICAL AND INDUSTRIAL COOPERATION PROJECT SIGNED BETWEEN PSA PEUGEOT CITROËN AND TURKISH CARMAKER KARSAN

PSA Peugeot Citroën and Turkish automotive manufacturer Karsan today signed a letter of intent to launch a feasibility study for an extensive technical cooperation project.

The project involves the co-development and manufacture of mechanical sub-assembles for specialty light commercial vehicles. It will also study the feasibility of assembling these versions in Karsan's plant in Bursa, Turkey and in a number of neighboring countries.

Karsan has cooperated with the Group for many years. It already assembles the Peugeot Partner in Bursa and has developed a stretch version of the vehicle. Both versions are produced for the local market.

The signing of the letter of intent is in line with PSA Peugeot Citroën's Cap 2010 project launched in the middle of the year. Cap 2010 is intended to accelerate and enrich the product plan with new vehicles by the end of 2010, in order to strengthen the Group's marketing presence in its priority development regions.

PSA Peugeot Citroën currently holds more than 6% share of the Turkish automobile market, which is one of the biggest in Central and Eastern Europe with close to 620,000 units sold in 2006.

A subsidiary of the Kiraça Group, Karsan Automotiv Sanayi Ve Ticaret is a Turkish automobile manufacturer. It produced 12,300 Peugeot Partners in 2006.

Paris, October 3, 2007

FIAT AND PSA PEUGEOT CITROËN INTRODUCE A NEW COMPACT ECONOMY VAN CONCEPT

Sergio Marchionne, CEO of Fiat, Christian Streiff, CEO of PSA Peugeot Citroën, Mustafa V. Koç, Chairman of Koç Holding and of Tofas and Ali Pandir, CEO of Tofas, inaugurated today the production line for a new entry level light commercial vehicle (LCV) at the Tofas plant in Bursa, Turkey.

The new LCVs are developed in common by Fiat, PSA Peugeot Citroën and Tofas. They are built by Tofas. With their compact size, useful features and contemporary styling, these vehicles represent a totally new addition to the small panel van segment.

Measuring 3.86 metres in length, the new vans are extremely roomy inside, with a load volume of $2.4m^3$. A stowable passenger seat enables capacity to be increased to $2.8\ m^3$ for a loading space length of 2.5 metres.

These highly functional vehicles feature optimal loading height and large side-hinged rear doors and sliding side doors that make the loading bay easily accessible.

The bright, modern, roomy cab combines practical, functional features with advanced ergonomics designed to ensure comfort and well-being for intensive professional use. Standard equipment includes power steering for driving comfort, as well as ABS and a driver airbag for enhanced safety. Many other options usually found in higher-priced segments are also available, including parking sensors, a separate cab locking system and additional storage space.

Proven gasoline and diesel engines, both fuel efficient and environmentally friendly (119g of CO_2/km in diesel-equipped versions), contribute to lower running costs.

Marketed as the Fiat Fiorino, the Citroën Nemo and the Peugeot Bipper the new vehicles will be gradually introduced as from the end of 2007.

Bringing the new lineup to market required a total investment of €380 million, of which €190 million for research and development. The vans are manufactured by Tofas at its plant in Bursa, Turkey, which has an installed capacity of 158,000 vehicles a year. Turkey's leading automobile manufacturer, Tofas is equally owned by Fiat and Koç.

With these new small panel vans, Fiat and PSA Peugeot Citroën have extended their long-standing cooperation while substantially expanding their light commercial vehicle portfolios. The launch comes just a few months after the partners revitalised their jointly developed line-ups of large vans (Fiat Ducato, Citroën Jumper/ Relay, Peugeot Boxer) and compact vans (Fiat Scudo, Citroën Jumpy/Dispatch, Peugeot Expert).

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Phone +33 (0)1 40 66 37 60 - Fax +33 (0)1 40 66 51 99 - www.psa-peugeot-citroen.com

PSA PEUGEOT CITROËN

Interim Results

July 25, 2007

Sales and revenue

In millions of euros

	June 30, 2006	June 30, 2007	Change
Automobile	22,987	24,169	+5.1%
Banque PSA Finance	860	975	+13.4%
Gefco	1,658	1,797	+8.4%
Faurecia	5,980	6,512	+8.9%
PSA Peugeot Citroën	***29,093***	***30,818***	***+5.9%***

Recurring operating income

In millions of euros

	June 30, 2006	*In %*	June 30, 2007	*In %*	Change
Automobile	227	*1.0*	400	*1.7*	+76.2%
Banque PSA Finance	293	-	301	-	+2.7%
Gefco	80	*4.8*	76	*4.2*	-5.0%
Faurecia	85	*1.4*	63	*1.0*	-25.9%
PSA Peugeot Citroën	**691**	***2.4***	**842**	***2.7***	**+21.9%**

Operating margin

As a % of sales and revenue



5.6
5.1
4.6
3.5
3.7
4,0
5.2
4.7
3.8
2.1
2.3
2.6
4.5
4.4
4.4
2.4
2.4
1.6
2.7
3.4
3.3
3.3
0.7
1.0
0.2
1.7

PSA Peugeot Citroën

Automobile

H1-02 H2-02 H1-03 H2-03 H1-04 H2-04 H1-05 H2-05 H1-06 H2-06 H1-07

French GAAP

IFRS

Banque PSA Finance

In millions of euros

Recurring operating income



293
+ 26
Volume
Margin
- 12
Cost
of risk
- 3
Others
- 3
301
H1 2006
H1 2007

Number of vehicles financed

Up 1.8%

436,000

443,700



H1 2006
H1 2007

Loans outstanding (at June 30)



Up 2.7%
22,879
23,504



June 30, 2006
June 30, 2007

PSA PEUGEOT CITROËN

Gefco

In millions of euros


GEFCO


up 8.4%
1,658
1,797
down 5.0%
80
76
Sales and revenue
Recurring operating income
June 30, 2006
June 30, 2007

Faurecia

In millions of euros













up 8.9%
5,980
6,512
Sales and revenue
down 25.9%
85
63
Recurring operating income
June 30, 2006
June 30, 2007

PSA PEUGEOT CITROËN

Automobile – Worldwide unit sales

In thousands of units



H1 2006
H1 2007
down 0.1%
1,235.2
1,234.5
up 21.2%
89.4
108.3
up 14.4%
82.1
93.9
up 2.4%
100.2
102.6
down 12.7%
257.6
224.8
Western Europe
Central Europe
Brazil & Argentina
China
Rest of world (incl. CKDs)

Assembled vehicles

H1 2006	H1 2007	Change
1,642.4	**1,671.1**	**+1.7%**

CKD units

H1 2006	H1 2007	Change
122.0	93.0	-23.2%

Automobile sales and revenue (new car sales)

In millions of euros / In %



17,174
+1.6%
Volume
+1.8%
Mix
+1.4%
Pricing
Others
(incl. CKDs)
-2.1%
17,638
New car sales
H1 2006
New car sales
H1 2007

PSA PEUGEOT CITROËN

Automobile

Western Europe



As a % of market share – Europe 18 countries

15.4
15.6
15.8
14.9
15.0
14.2
14.5
14.0
14.0
13.7
14.2
PSA Peugeot Citroën
8.9
8.8
8.7
8.2
8.1
7.9
7.7
7.4
7.4
7.3
7.5
Peugeot
6.5
6.8
7.1
6.6
6.9
6.3
6.8
6.5
6.5
6.3
6.7
Citroën
H1-02
H2-02
H1-03
H2-03
H1-04
H2-04
H1-05
H2-05
H1-06
H2-06
H1-07

Automobile
Eastern Europe





In %

In thousands of units

	H1 2006	H1 2007
Market share	10.3	10.6
Registrations	66.1	77.6

up 17.4%

Automobile

Launches in Europe: Peugeot 207

206 + 207 market share
in its segment – Europe 18 countries

In %

	H1 2006	H1 2007
Market share	8.6	11.6



Peugeot 207 CC



Worldwide sales (in thousands of units)

up 12%



	H1 2006	H1 2007
Peugeot 206	293	159
Peugeot 207	98	267
Total	381	426



Peugeot 207 SW

PSA PEUGEOT CITROËN

Automobile
Launches in Europe: Citroën C4 Picasso

Xsara Picasso + C4 Picasso market share in its segment – Europe 18 countries

In %



12.5
19.0
H1 2006
H1 2007


Citroën Grand C4 Picasso

Worldwide sales (in thousands of units)



up 57.5%
103
163
103
92
71
H1 2006
H1 2007
Citroën Xsara Picasso
Citroën C4 Picasso


Citroën C4 Picasso

Automobile

Launches in Europe: light commercial vehicles

Market share Europe 18 countries

Light commercial vehicles (in %)



	H1 2006	H1 2007
Market share (%)	18.7	19.0



Peugeot Expert Tepee

Worldwide sales (PC + LCVs)

In thousands of units

up 6.1%



	H1 2006	H1 2007
Boxer	22.7	25.9
Relay	23.5	28.8
Expert	18.3	20.4
Dispatch	18.4	19.2
Partner	77.1	85.1
Berlingo	103.8	100.3
Total	**263.8**	**279.8**



Citroën Dispatch

Business Unit Mercosur
Brazil and Argentina

Registrations in thousands of units

As a % of market share





Brazil



Market:
up 25.7%
up 22.8%
44.8
55.0
5.5%
5.3%
H1 2006
H1 2007

307 unit sales in Brazil:
- **June 30, 2006: 3,900**
- **June 30, 2007: 8,400 (up 118.5%)**

307 unit sales in Argentina:
- **June 30, 2006: 6,700**
- **June 30, 2007: 9,100 (up 37.4%)**

Argentina



Market:
up 21.5%
up 25.4%
34.1
42.8
14.7%
15.2%
H1 2006
H1 2007

Business Unit China

In thousands of units (sales to end-customer)

As a % of market share



up 6.8%
94.9
101.3
5.0%
4.0%
H1 2006
H1 2007

307 Sedan unit sales in China:

- **June 30, 2006: 25,500**
- **June 30, 2007: 27,500 (up 8.1%)**



Productivity

In millions of euros - In number of employees



PSA Peugeot Citroën



up 5.9%
29,083
30,818
down 0.4%
210,100
209,300
H1 2006
H1 2007
June 30, 2006
June 30, 2007
Sales and revenue
Workforce





Automobile Division



up 5.1%
22,987
24,170
down 2.4%
140,300
136,900
H1 2006
H1 2007
June 30, 2006
June 30, 2007
Sales and revenue
Workforce



Automobile recurring operating income

In millions of euros


Price effect
+ 56
Volume
+ 49
Product mix
+ 96
- 45
Country mix
227
Raw materials
- 192
Increase in personnel costs
- 121
Procurement
+ 271
Production
+ 86
General expenses
+ 87
Currency effect
- 36
Others
- 78
400
H1 2006
H1 2007

PSA PEUGEOT CITROËN

Brazil, Argentina and China:
Profitable growth



In millions of euros
Consolidated recurring operating income
Brazil and Argentina
-46.0
-55.3
-5.9
1.5
3.2
H1-05
H2-05
H1-06
H2-06
H1-07



Chinese sales point

In millions of euros

As a % of revenue

DPCA recurring operating income (China)



-76.0
-12.8%
16.0
2.5%
50.0
5.6%
35.0
3.9%
39.5
4.4%
H1-05
H2-05
H1-06
H2-06
H1-07



Citroën C4 Pallas



Peugeot 307 Sedan

Summary results

In millions of euros

	June 30, 2006	June 30, 2007	Change
Sales and revenue	29,093	30,818	+5.9%
Recurring operating income	691	842	+21.9%
Operating margin	2.4%	2.7%	

Group income

In millions of euros	June 30, 2006	June 30, 2007
Recurring operating income	691	842
Other income and expense, net	(275)	(291)
Finance costs, net	(14)	0
Income before tax of fully consolidated companies	402	551
Income tax expense	(125)	(91)
Share in net earnings of companies at equity	21	23
Consolidated profit for the period	298	483
Profit attributable to equity holders of the parent	306	492

Cash generated by manufacturing and sales companies

In millions of euros


+116
+1,830
Cash flow
+924
Change in WCR
Capitalized development expenditure
-373
Capex (excl. R&D)
-997
Net dividends
-160
+24
Others
+1,364
+1,248
Net financial position (Dec. 31, 2006)
Free Cash Flow: 1,384
Net financial position (June 30, 2007)

CAP 2010 is ramping up


CAP
2010

- Service quality ☑
- Product quality ☑
- Faster development, lower costs ☑
- Purchasing costs ☑
- Overheads ☑
- Production/Supply chain ☑
- Mercosur, China, etc. ☑



The course is set for 2010

We have:


CAP 2010

Improved operating margin

Continued to reduce production costs, stepped up the reduction in purchasing costs and started to reduce overheads

Made faster improvements in quality

Built a strong franchise for the new models



1st half 2007:
the beginning of the recovery

2nd half 2007:
Our challenges


CAP
2010

Successfully launch new models

Peugeot

- Peugeot 207 SW
- Peugeot 4007
- Peugeot 308
- Chinese vehicle

Citroën

- Citroën C-Crosser
- Citroën C4 Pallas (Mercosur)



CAP 2010: accelerate

Products

Citroën C4 Pallas



- Production: Argentina
- Full-year installed capacity: 50,000 units
- Market launch: July 2007

Products

Peugeot 308



- Production: Sochaux and Mulhouse
- 2008 target: 350,000 units
- Market launch: September 2007 (5-door version)

Products
Peugeot 4007/Citroën C-Crosser


37 OSG 78

Peugeot 4007



- **Production:**
  Japan, under a cooperation agreement with Mitsubishi
- **Full-year target:**
  30,000 units
- **Market launch:**
  July 2007



Citroën C-Crosser

H2 2007 Guidance

Market environment:

- Europe: stable demand/aggressive competition
- Stronger euro
- Sustained increase in raw materials prices
- Fast growing markets in Central Europe, Mercosur and China

PSA Peugeot Citroën:

- Continue to optimize prices/mix/volumes in Western Europe
- Consolidate its profitable growth outside Western Europe
- Leverage the impact of new models in the highest margin segments



H2 consolidated sales and revenue up slightly on H2 2006



H2 consolidated operating margin should exceed 2.0% of sales and revenue (H2 2006: 1.6%)




601 DYP 76

Interim report

2007


SEC MAIL
PROCESSING
OCT 25 2007
SECTION
160
WASH, D.C.

Supervisory Board

Thierry Peugeot
Chairman

Jean-Philippe Peugeot
Vice-Chairman

Marc Friedel
Jean-Louis Masurel
Jean-Paul Parayre
Robert Peugeot
Henri Philippe Reichstul
Marie-Hélène Roncoroni
Geoffroy Roux de Bézieux
Ernest-Antoine Seillière
Jean-Louis Silvant
Joseph F. Toot Jr.

Bertrand Peugeot
Roland Peugeot
François Michelin
Advisors to the Supervisory Board

Statutory Auditors

PricewaterhouseCoopers Audit

Mazars & Guérard

Auxiliary Auditors

Yves Nicolas

Patrick de Cambourg

Managing Board



Christian Streiff
Chairman of the Managing Board
Grégoire Olivier
Programs
Frédéric Saint-Geours
Automobiles Peugeot
Gilles Michel
Automobiles Citroën
Roland Vardanega
Technical and Manufacturing
Executive Committee
Isabel Marey-Semper
Strategy and Innovation
Sylvie Rucar
Finance and Information Systems
Jean-Luc Vergne
Human Resources
Jean-Claude Hanus
Legal Affairs, Institutional Relations and Internal Audit
Liliane Lacourt
Corporate Communications
Extended Executive Committee
Denis Duchesne
China
Vincent Rambaud
Mercosur
Jean-Philippe Collin
Purchasing
Daniel Marteau
Replacement Parts
Alain Sartoris
Executive Development

As of July 1, 2007

PSA Peugeot Citroën is a world-class automobile manufacturer, supported by two broadline marques and the expertise of its employees.

With operations in 150 countries, the Group is actively expanding its sales in new, fast-growing markets and today, nearly one third of its business is generated outside Western Europe.

As a responsible global corporate citizen, PSA Peugeot Citroën constantly innovates in the areas of safety and environmental protection to develop and produce cars that meet the expectations of Peugeot and Citroën customers around the world.

Its efficient manufacturing base and unique strategy of forging targeted cooperation agreements with other carmakers enable the Group to optimize capital spending and adapt production volumes while expanding its model lineups. It also takes an active, innovative approach to employee relations in all its units, in France and around the world.

PSA Peugeot Citroën also encompasses the Banque PSA Finance, group of automotive finance companies, Faurecia, an automotive equipment manufacturer and Gefco, a transportation and logistics company.

Contents



Key Figures

Worldwide sales
(in units)



1,764,100
1,764,500
529,600
529,300
1,234,500
1,235,200
June 30, 2007
June 30, 2006
Western Europe
Rest of the world

Sales and revenue
(in millions of euros)



30,818
29,093
6,649
6,106
24,169
22,987
June 30, 2007
June 30, 2006
Automobile Division
Other businesses

Recurring operating income
(in millions of euros)



842
691
442
464
400
227
June 30, 2007
June 30, 2006
Automobile Division
Other businesses

Net income
(in millions of euros)



492
306
June 30, 2007
June 30, 2006

Working capital provided from operations and capital expenditure
(manufacturing and sales companies)
(in millions of euros)



1,830
953
1,605
1,097
June 30, 2007
June 30, 2006
Working capital provided from operations
Capital expenditure

Net financial position of the manufacturing and sales companies
(in millions of euros)



1,364
116
June 30, 2007
December 31, 2006

Message from **the Chairman of the Managing Board**

First-half 2007 saw an improvement in PSA Peugeot Citroën's performance.

Recurring operating income increased despite a slight decline in the European automobile market, an increase in the euro against the yen and an aggressively competitive marketplace. The two marques improved their sales performance, particularly in Europe where their market share rebounded slightly to 14.2% from 14.0% in the first half of 2006 and 13.7% in the second. Consolidated recurring operating income increased to €842 million from €691 million in first-half 2006 and €428 million in the second half, representing 2.7% of sales and revenue, versus 2.4% and 1.6% respectively. The improvement was led by the Group's robust marketing performance, which resulted in higher unit sales, higher average prices and a favorable change in the product mix during the period.

The first half also saw a further reduction in costs. Improved purchasing productivity had a €271 million favorable impact, reflecting productivity gains by existing suppliers and the benefits of sourcing products from a wider range of countries. Increased plant efficiency generated production cost savings of €86 million. An ambitious program to reduce corporate overheads has been launched, with the aim of cutting these costs by 30% over the period to 2010. It includes the voluntary departure incentive plan deployed in June, which will reduce headcount by 4,800 people.

The Group also made faster improvements in quality, with first-half indicators in line with the target of halving the number and cost of quality incidents by 2010. To enhance the impact of these improvements, a plan was introduced to increase the number, reliability and performance of pre-launch road tests. A new quality management system will be rolled out to all of the plants during the second half, and a more proactive approach will be taken to managing supplier quality issues.

The new Peugeot and Citroën models have built a strong franchise. The Peugeot 207 line, introduced in the spring of 2006, has been extended with CC, RC and SW versions and is ranked no.1 in the compact segment. Now available in both 5 and 7-seat versions, the Citroën C4 Picasso – along with the Citroën Xsara Picasso – led a nearly 60% increase in Citroën's unit sales of mid-size MPVs during the period.

The two major challenges for the second half of the year are to continue to successfully launch new models and to accelerate the drive towards greater competitiveness.

Since July, Peugeot and Citroën have expanded their line-up with the introduction of the Citroën C-Crosser and the Peugeot 4007, two environmentally-friendly SUVs that have been favorably received by dealers and the automobile press. In September, the Peugeot 308 will refresh the marque's offer in the compact sedan segment, which is a major market in Europe. In addition, during the second half, Peugeot will introduce a new model in China, while Citroën will launch the C4 Pallas in the Mercosur region.

The Group is continuing to assertively ramp up implementation of CAP 2010, the program launched in February to drive business growth and improve competitiveness through more cross-functionality, more outreach and faster response. Some 150 action plans have been defined and are being implemented on schedule, under the close supervision of senior management.

The primary key to winning back market share lies in improving service and product quality, and a number of practical initiatives are underway to position Peugeot and Citroën among Europe's top five carmakers in terms of quality.

The vehicle project development process has been extensively overhauled, with the introduction of four standard development models to replace the single model previously applied to every project. This initiative has cut the development cycle by a third. At the same time, a pilot project has been launched for the development of a highly innovative new vehicle concept that will establish an even more ambitious benchmark in terms of time to market.

"Faster" and "less expensive" are the watchwords governing the entire engineering process. The manufacturing efficiency goals established in the 2003 Convergence plan have been made more challenging and their deadlines have been brought forward by a year. The Group is now aiming to improve purchasing productivity by 6% a year, compared with just over 4% currently. Rapid cuts in supply chain costs and the related assets are also planned, along with a 30% reduction in corporate fixed costs and overheads. Similar competitiveness plans are underway in the Mercosur countries and China.

The dedication and skill of all our employees in pursuing these goals should drive a modest increase in second-half sales and revenue compared with the same period of 2006 and lift recurring operating margin to over 2%.

Christian Streiff

Management **report**

Business review

The Western European automobile market remained highly competitive in the first six months of 2007, with demand declining by 0.7% compared with the year-earlier period to 9,004,900 cars and light commercial vehicles. The German market fell by 8.2%, dragged down by the January increase in the VAT rate, the French market declined by 1.9% and the Spanish market contracted 1.2%. On the upside, demand grew 4.9% in Italy, while the UK market ended the period up 2.0%.

Markets were also mixed in Central and Eastern Europe, with Hungary declining by 11.5% but Poland and the Czech Republic expanding by 26.2% and 10.1%. Demand in Turkey declined by 28.3%. Automobile markets in Latin America continued to enjoy double-digit growth, with gains of 25.7% in Brazil and 21.5% in Argentina. Demand also continued to expand quickly in China, rising 26.4% over the period.

In this environment, global sales by PSA Peugeot Citroën were stable at 1,764,100 cars and light commercial vehicles, versus 1,764,500 in first-half 2006. Citroën sales were unchanged at 764,200 units, while Peugeot sales came to 999,900 units versus 1,000,500 a year earlier.

In Western Europe, sales eased back 0.1% to 1,234,500 units, including 643,000 Peugeots (up 0.3%) and 591,500 Citroëns (down 0.5%). Peugeot and Citroën registrations amounted to 1,274,500 cars and light commercial vehicles, compared with 1,265,600 in first-half 2006. Led by the positive contribution from the Peugeot 207 and the Citroën C4 Picasso, the Group's market share widened to 14.2% (7.5% for Peugeot and 6.7% for Citroën), from 14.0% in first-half 2006 and 13.7% in second-half 2006.

In France, the Group consolidated its market leadership with 417,000 registrations for a 31.6% share, versus 418,400 registrations and 31.1% in the prior-year period. In Spain, the Group enjoyed gains in both market share, to 20.1% from 19.6%, and registrations, to 199,800 units. In the United Kingdom, registrations rose 2.9% to 151,700, helping to improve market share to 10.5% from 10.4% in first-half 2006. Registrations in Italy increased 11.8% to 157,100, widening market share to 10.3% from 9.6% a year earlier. Positions slipped slightly in Germany, to a market share of 5.6% and 93,800 registrations, from 5.8% and 106,700 units in first-half 2006.

Outside Western Europe, sales of assembled vehicles rose by 7.2% in the first half, to 436,600 units. Nevertheless, total sales including CKD units were down 0.1% to 529,600 units, of which 356,900 Peugeots (down 0.8%) and 172,700 Citroëns (up 1.8%). These sales represented 30.0% of the Group total, the same as in first-half 2006. Sales of CKD units in first-half 2007, primarily to the Group's manufacturing partners in Iran, declined to 93,000 from 122,000 a year earlier.

In Central and Eastern Europe, sales rose 21.2% to 108,300 units. Overall market share in the six following Central European countries (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia) improved to 12.0% from 11.3% in first-half 2006, with 59,200 registrations in aggregate markets up 8.6% for the period.

In Latin America, new model launches drove a 13.9% increase in sales to 118,900 units. Unit sales rose by 12.0% to 55,400 in Brazil, for a market share of 5.4%, and by 18.1% to 38,400 in Argentina, where market share expanded to 15.2% from 14.8% a year earlier.

In China, Dongfeng Peugeot Citroën Automobile (DPCA) reported a 2.4% increase in sales, to 102,600 units from 100,200, and a market share of 4.0%. The company's model line-up was expanded in late 2006, with the launch of the Citroën C2, and production capacity is now being increased to bring it in line with the Group's potential in China.

During the first half, Peugeot and Citroën both benefited from the initial positive impact of the new models introduced since autumn 2006.

Launched in April 2006, the Peugeot 207 line was enhanced with the coupé-cabriolet version rolled out in February, the RC sports model in March and the SW version in July. 267,700 units were sold during the period. The Peugeot 206, which is now being marketed mainly outside Europe, sold 158,700 units. Aggregate sales of the 206 and 207 ended the period up 12.0%.

Sales of the Citroën C1 and Peugeot 107 rose by 8.6% to 106,300 units, while the Peugeot 307 demonstrated firm resistance ahead of the September launch of the Peugeot 308, with sales contracting 8.1% to 220,300 units. 76,200 Peugeot 407 units were sold during the period.

The Citroën C4 Picasso maintained the momentum enjoyed since the launch of the 7-seat version in October 2006 and the 5-seat version in February of this year, with first-half sales totaling 92,100 units. To increase C4 Picasso assembly capacity, production of the Xsara Picasso will be transferred to the Rennes plant in October. Now representing Citroën's entry-level offer in the midsized MPV segment, the Xsara Picasso sold 70,900 units during the period.

Sales of the Citroën C2, C3 and C3 Pluriel came to 195,400 units, while sales of the Citroën C4 sedan and coupé stood at 130,300 units. The C4 notchback is now being manufactured and sold in Argentina. Sales of the Citroën Berlingo and Peugeot Partner rose 2.5% to 185,400 units, from 181,000 in first-half 2006.

Light commercial vehicle sales rose an aggregate 7.7% to 223,100 units, including 111,900 Peugeots (up 8.3%) and 111,200 Citroëns (up 7.0%). The Group is the leading player in this market in Europe, a position that has been consolidated by the January launch of the new Citroën Dispatch and Peugeot Expert.

Consolidated sales and revenue rose 5.9% to €30,818 million, reflecting increases of 6.5% in the first quarter (to €14,874 million) and 5.4% in the second quarter (to €15,944 million).

Automobile Division sales came to €24,169 million versus €22,987 million in first-half 2006. Growth in unit sales of assembled vehicles had a 1.6% favorable impact excluding China (operations in China are accounted for by the equity method). Changes in exchange rates had a 0.3% negative impact, while the net price effect was a positive 1.4%. Although changes in geographic mix had a 0.4% negative impact, changes in product mix had a 2.2% positive impact that was mainly due to the contribution over the full six-month period of the Peugeot 207 and to growing sales of the 7-seat Citroën C4 Picasso introduced in late 2006.

Banque PSA Finance reported revenue – mainly corresponding to gross interest income – of €975 million, up 13.4% over first-half 2006. The Bank turned in a resilient performance, with strong business growth outside Western Europe offsetting the effects of the increasingly hostile competitive environment caused by higher interest rates. Retail financing was provided for 443,700 vehicles, up 1.7% over first-half 2006, with a 0.8% decline in Western Europe and a 61.1% increase in the Bank's other host countries. New vehicle financing was up 0.9% at 343,000 units. In all, Banque PSA Finance financed 25.2% of the Peugeots and Citroëns sold in the Bank's host countries, versus 25.9% in first-half 2006. The aggregate amount of new vehicle financing extended during the period rose 1.7%, in line with the increase in average loan size, to €4,026 million. The volume of used vehicle financing grew 4.8% to 100,700 units. Aggregate new and used vehicle retail financing extended during the period came to €4,785 million versus €4,670 million in first-half 2006. The retail loan book at June 30, 2007 stood at €17,861 million versus €17,278 million a year earlier, an increase of 3.4%. Outstanding wholesale loans at the same date came to €5,643 million versus €5,519 million. The total Banque PSA Finance loan book rose 3.1% over the twelve-month period, to €23,504 million from €22,797 million.

Sales of insurance, maintenance services, extended warranties and other financing-related services contributed €76 million to revenue, an increase of 21%.

Gefco revenue totaled €1,797 million, up 8.4% over first-half 2006. Revenue from services performed for other Group companies was 8.2% higher, while external revenue increased 8.7% to €701 million. Network (part and full-load transportation) revenue rose 6.9% to €889 million, including 5.7% growth in external revenue, led by rapid advances in Southern Europe (Spain, Portugal and Italy), Central and Eastern Europe (Czech Republic, Slovakia, Poland and Russia) and the Mercosur countries. Automotive (vehicle preparation and distribution) revenue was 13% higher at €689 million, reflecting the return to growth in PSA Peugeot Citroën sales in Europe. External revenue grew 26%, driven by the ramp-up of vehicle distribution contracts, particularly in Russia. Supply (logistics and sea and air freight) revenue rose 6.0% to €221 million, led by growth in overseas markets and increased services to non-Group customers.

Faurecia sales rose 8.9% to €6,512 million. Sales to other Group companies were up 9.6% and external sales were 8.7% higher, at €5,090 million. On a like-for-like basis – excluding the effect of changes in exchange rates, the prices of precious metals used in the manufacture of exhaust systems and the scope of consolidation – the increase was 7.7%, reflecting a return to growth in Europe and strong performances outside Europe, particularly in North America and Asia.

Car seat sales totaled €2,682 million, up 8.1% on a reported basis and 8.6% at constant exchange rates. The many new model launches in North America drove up sales in this market by a very strong 58.6%.

Sales of other interior modules rose 0.5% (1.7% at constant exchange rates) to €1,800 million. The 3.4% decline in Europe was more than offset by sharp rises in Asia (up 39.3%) and North America (up 36.2%), on the back of new model launches.

Exhaust system sales continued to expand rapidly, rising 15.0% to €1,548 million. Excluding catalytic converters and the currency effect, the increase was 13.8%, reflecting favorable developments in all host countries.

Front-end sales, including the contribution of France's Cadence Innovation, totaled €482 million, up 19.8% at constant exchange rates.

Recurring operating income

First-half 2007 recurring operating income came to €842 million, representing 2.7% of sales and revenue.

Automobile Division recurring operating income amounted to €400 million compared with €227 million in the year-earlier period, representing 1.7% of sales and revenue versus 1.0%.

The net improvement in Automobile Division recurring operating income can be explained as follows:

- Higher sales volumes, particularly of assembled vehicles, had a €49 million favorable impact.

- Changes in geographic mix had a €45 million negative impact, reflecting the higher contribution of markets outside Europe – particularly the Mercosur countries – to the Division's total sales.

- Changes in product mix added €96 million, reflecting line-up renewals, including the introduction of the Peugeot 207 and the Citroën C4 Picasso, and the new light commercial vehicle ranges (Peugeot Expert/Citroën Dispatch and Peugeot Boxer/Citroën Relay).

- The price effect – including not only changes in list prices, but also the impact of promotional offers and changes in standard equipment levels – was a positive €56 million, attributable to the renewal of the product line-up.

- At €192 million, the negative impact of higher raw materials costs was greater than expected based on price levels at the start of the year.

- Improved purchasing productivity had a €271 million favorable impact, reflecting productivity gains by existing suppliers and the benefits of sourcing products from a wider range of countries.

- Increased plant efficiency generated production cost savings of €86 million.

- General and administrative expenses were €87 million lower than in first-half 2006, reflecting the initial effects of the measures decided at the start of the year.

- Changes in exchange rates had a €36 million negative impact. This was mainly due to the weakening of the US dollar, the South African rand and the Swiss franc against the euro, which was only partly offset by the stronger British pound.

- Personnel costs were €121 million higher.

- Other items had a net negative impact of €78 million, corresponding primarily to lower capitalized development costs and increased amortization of costs capitalized in prior years.

Banque PSA Finance's recurring operating income rose 2.7% to €301 million from €293 million in first-half 2006. This represented 2.6% of average net loans, down slightly on the year-earlier period.

These changes can be explained as follows:
- The increase in average net loans had a €26 million positive impact.
- The lending margin on existing loans declined slightly, with a negative impact of €12 million.
- The higher credit loss ratio had a small negative impact of €3 million.
- The effect of higher market interest rates on items measured at fair value had a €4 million negative impact.

Gefco's recurring operating income declined to €76 million, or 4.2% of revenue, from €80 million or 4.8% in first-half 2006, as the increase in transportation costs due to higher fuel prices and vehicle shortages exceeded the positive impact of the additional revenue generated by the growing internationalization of customer operations.

Faurecia's recurring operating income stood at €63 million, or 1.0% of sales, versus €85 million or 1.4% in first-half 2006. The sharp improvement compared with the €16 million negative margin reported in the second half of last year was attributable to business growth and improved manufacturing performance, which offset heavy losses from operations in North America.

Aggregate recurring operating income in the other businesses represented €5 million.

Net profit

Other income and expenses represented net expense of €291 million in first-half 2007 compared with net expense of €275 million in the year-earlier period. The first-half 2007 figure includes €216 million in write-downs of certain Automobile Division assets following the downgrading of sales forecasts for two automobile programs, €120 million in restructuring provisions related to the voluntary departure of some 4,800 employees and €30 million in rationalization costs at Faurecia, partly offset by an €84 million gain on the sale of real estate at the Ryton plant.

Finance costs were entirely offset by interest income in first-half 2007. Finance costs, net for the year-earlier period came to €14 million.

Profit before tax of fully consolidated companies amounted to €551 million versus €402 million in first-half 2006. Estimated current and deferred taxes came to €91 million compared with €125 million, representing 16.5% of profit before tax versus 31.1%.

Companies at equity made a positive contribution of €23 million compared with €21 million in first-half 2006. The first-half 2007 figure includes the Group's €11 million share in the profits of Toyota Peugeot Citroën Automobiles (TPCA), whose plant in Kolin (Czech Republic) is now operating at normal capacity.
Dongfeng Peugeot Citroën Automobile (DPCA) also made a positive contribution. DPCA's unit sales rose strongly during the period, leading to a 5.3% increase in revenue to CNY 9,612 million. The company's recurring operating income came to CNY 404 million, versus CNY 490 million in first-half 2006, while its pre-tax profit, after finance costs and exchange gains and losses, amounted to CNY 508 million compared with CNY 191 million. After taking into account consolidation adjustments and the elimination of intra-group transactions, DPCA contributed €24 million to consolidated profit in first-half 2007, up from €5 million in the year-earlier period.

In all, after deducting minority interests of €9 million, net profit attributable to equity holders of the parent came in at €492 million, compared with €306 million in first-half 2006.

Earnings per share stood at €2.15 versus €1.34.

Financial position

Net cash from operating activities of the manufacturing and sales companies rose 44.9% to €2,754 million in first-half 2007 from €1,900 million in the year-earlier period.

Working capital provided by operations of the manufacturing and sales companies totaled €1,830 million compared with €1,605 million in first-half 2006, and represented 6.1% of sales, versus 5.6%.

Working capital requirement of the manufacturing and sales companies fell by €924 million, on the back of a €295 million decline in first-half 2006.

The change in working capital requirement in first-half 2007 reflects an €853 million increase in trade receivables (€557 million for the Automobile Division, €243 million for Faurecia and €41 million for Gefco), and a €1,481 million increase in trade payables (€1,070 million for the Automobile Division, €343 million for Faurecia and €87 million for Gefco). The increase in trade receivables was consistent with the growth in sales, while that of trade payables was consistent with production volumes.

Inventories were €432 million higher, including increases of €37 million for Faurecia and €440 million for the Automobile Division.

New vehicle inventories (excluding joint ventures)

(in units)	June 30, 2006	December 31, 2006	**June 30,2007**
Manufacturer	254,000	228,000	268,000
Captive dealer network	61,000	59,000	61,000
Group total	**315,000**	**287,000**	**329,000**
Independent dealerships	277,000	283,000	291,000
Total	**592,000**	**570,000**	**620,000**

Gross capital expenditure amounted to €953 million, representing less than the €1,097 million spent in first-half 2006.

Additions to intangible assets, in the amount of €387 million versus €463 million, consist mainly of product development costs capitalized in accordance with IFRS for €373 million (€287 million for the Automobile Division and €86 million for Faurecia) versus €451 million (€347 million for the Automobile Division and €104 million for Faurecia) in first-half 2006.

In all, net cash used in investing activities came to €1,370 million versus €1,609 million in first-half 2006. The manufacturing and sales companies generated free cash flow of €1,384 million, up from €291 million in the year-earlier period.

Cash flows from financing activities of the manufacturing and sales companies consisted mainly of 2006 dividends of €309 million paid to Peugeot S.A. stockholders in May 2007 and of €8 million paid to minority stockholders of subsidiaries. The total also includes – in intragroup transactions – the 2006 dividend paid by Banque PSA Finance to Peugeot S.A. in the amount of €157 million, representing 39.8% of the Bank's consolidated net profit for 2006. No shares were bought back in first-half 2007. At the end of the period, the Group held 5,649,485 shares in treasury, corresponding to 2.41% of the capital. The total breaks down as 5,193,017 shares held for allocation on exercise of stock options and 456,468 shares bought back with a view to being canceled.

Based on these movements, as of June 30, 2007, the net financial position of the manufacturing and sales companies amounted to €1,364 million compared with €116 million at December 31, 2006 and €488 million at June 30, 2006.

Outlook for 2007

In Western Europe, the Group expects to see continued improvement led by demand for the Peugeot 207 hatchback and CC, the C4 Picasso and Grand C4 Picasso and by the forthcoming launch of the Peugeot 4007, 308 and 207 SW and the Citroën C-Crosser.

Outside Western Europe, where the market environment should remain generally favourable, PSA Peugeot Citroën will continue to enjoy profitable sales growth, thanks to the expansion of the model line-up.

This environment will enable the Group to further optimize prices, volumes and the product mix in Western Europe and to consolidate profitable growth in other markets.

Thanks to the launch of new models in the highest margin segments, despite the continued strengthening of the euro and steadily higher raw materials costs, second-half sales and revenue should be slightly up on the year-earlier period while second-half recurring operating income should exceed 2.0% of sales and revenue.

Statistics

PSA Peugeot Citroën Group – Passenger car registrations in Europe by country

	June 30, 2007		June 30, 2006	
	Units	Market share (%)	Units	Market share (%)
France	336,000	31.1	339,500	30.6
Austria	15,000	9.1	14,600	8.6
Belgium-Luxembourg	64,900	19.2	72,400	20.3
Denmark	15,700	20.7	15,100	18.5
Finland	7,400	9.5	7,700	8.9
Germany	84,200	5.3	99,900	5.8
Greece	16,000	10.1	15,200	10.0
Iceland	200	2.4	400	3.8
Ireland	8,000	5.2	8,700	6.0
Italy	146,200	10.3	132,500	10.0
Netherlands	37,400	12.7	34,600	12.1
Norway	5,800	8.8	4,500	8.5
Portugal	18,400	17.2	18,100	16.5
Spain	157,600	18.5	155,700	18.0
Sweden	13,800	9.1	12,500	8.7
Switzerland	13,300	9.2	13,200	9.1
United Kingdom	130,900	10.3	125,900	10.1
Total Western Europe (18 countries)	**1,070,800**	**13.5**	**1,070,500**	**13.3**

PSA Peugeot Citroën Group – Light commercial vehicle registrations in Europe by country

	June 30, 2007		June 30, 2006	
	Units	Market share (%)	Units	Market share (%)
France	80,900	33.9	78,900	33.5
Austria	1,700	10.3	1,700	11.1
Belgium-Luxembourg	10,300	25.1	9,800	26.0
Denmark	3,700	10.8	3,700	11.5
Finland	700	6.7	1,000	11.4
Germany	9,600	8.9	6,600	6.7
Greece	400	3.5	500	4.1
Iceland	100	3.5	100	3.2
Ireland	2,100	6.5	2,700	9.1
Italy	10,900	9.4	7,900	6.0
Netherlands	4,600	10.2	3,700	10.0
Norway	2,900	13.1	2,500	12.3
Portugal	7,900	19.8	7,600	23.2
Spain	42,300	29.3	41,900	29.3
Sweden	3,000	13.6	3,200	16.1
Switzerland	1,900	14.6	1,600	12.9
United Kingdom	20,800	11.9	21,700	12.6
Total Western Europe (18 countries)	**203,800**	**19.0**	**195,100**	**18.7**

PSA Peugeot Citroën Group – Passenger car and light commercial vehicle registrations in europe by country

	June 30, 2007		June 30, 2006	
	Units	Market share (%)	Units	Market share (%)
France	417,000	31.6	418,400	31.2
Austria	16,700	9.2	16,400	8.9
Belgium-Luxembourg	75,300	19.9	82,100	20.9
Denmark	19,400	17.6	18,800	16.5
Finland	8,100	9.2	8,800	9.2
Germany	93,800	5.6	106,500	5.8
Greece	16,400	9.6	15,800	9.5
Iceland	200	2.6	500	3.7
Ireland	10,100	5.4	11,300	6.5
Italy	157,100	10.3	140,400	9.6
Netherlands	41,900	12.4	38,300	11.8
Norway	8,700	9.9	7,000	9.5
Portugal	26,300	17.9	25,700	18.0
Spain	199,800	20.1	197,600	19.6
Sweden	16,800	9.7	15,700	9.6
Switzerland	15,200	9.6	14,800	9.4
United Kingdom	151,700	10.5	147,500	10.4
Total Western Europe (18 countries)	**1,274,500**	**14.2**	**1,265,600**	**14.0**

Workforce

	June 30, 2007	December 31, 2006
Automobile Division	**136,900**	**139,500**
Of which:		
- France	93,800	96,000
- Other countries	43,100	43,500
Banque PSA Finance	**2,300**	**2,400**
Gefco	**10,200**	**9,900**
Faurecia	**57,900**	**57,800**
Other businesses and holding company	**2,000**	**2,100**
Total PSA PEUGEOT CITROËN	**209,300**	**211,700**
Of which:		
- France	119,000	121,900
- Other countries	90,300	89,800

PSA Peugeot Citroën Group – Worldwide sales

(passenger cars and light commercial vehicles)	**June 30, 2007**	June 30, 2006
Western Europe		
France:		
Peugeot	220,800	223,000
Citroën	174,100	178,000
PSA PEUGEOT CITROËN	**394,900**	**401,000**
Other Western European countries:		
Peugeot	422,100	417,800
Citroën	417,500	416,400
PSA Peugeot Citroën	**839,600**	**834,200**
Total Western Europe:		
Peugeot	642,900	640,800
Citroën	591,600	594,400
PSA Peugeot Citroën	**1,234,500**	**1,235,200**
Rest of the world		
Central Europe:		
Peugeot	63,300	49,700
Citroën	45,000	39,700
PSA Peugeot Citroën	**108,300**	**89,400**
Africa & Middle East:		
Peugeot	135,000	165,500
Citroën	25,700	30,600
PSA Peugeot Citroën	**160,700**	**196,100**
The Americas:		
Peugeot	89,100	77,800
Citroën	35,300	31,700
PSA Peugeot Citroën	**124,400**	**109,500**
Asia-Pacific:		
Peugeot	57,500	54,600
Citroën	63,400	64,500
PSA Peugeot Citroën	**120,900**	**119,100**
Others:		
Peugeot	12,000	12,100
Citroën	3,200	3,100
PSA Peugeot Citroën	**15,200**	**15,200**
Total sales, rest of the world		
Peugeot	357,000	359,700
Citroën	172,600	169,600
PSA Peugeot Citroën	**529,600**	**529,300**
Total worldwide sales		
Peugeot	999,900	1,000,500
Citroën	764,200	764,000
Total PSA Peugeot Citroën	**1,764,100**	**1,764,500**

PSA Peugeot Citroën Group – Worldwide sales by model

(passenger cars and light commercial vehicles)	June 30, 2007	June 30, 2006
Peugeot Marque		
107	54,600	50,700
1007	11,200	21,400
206	158,700	293,200
207	267,700	87,700
307	220,300	239,700
405	61,100	68,400
407	76,200	100,100
607	4,300	5,800
807	11,500	13,600
Expert	20,400	18,200
Partner	85,100	77,100
Boxer	25,900	22,700
Other	2,900	1,900
Total	**999,900**	**1,000,500**
of which diesel-powered versions	483,500	466,900
	48.4%	*46.7%*
of which passenger cars	888,000	897,200
of which light commercial vehicles	111,900	103,300
Citroën Marque		
C1	51,700	47,200
C2	52,700	60,800
C3	142,700	159,800
ZX	28,400	54,800
Xsara	70,900	103,500
C4	222,400	127,600
C5	29,300	41,600
Xantia	5,300	6,100
C6	4,200	3,400
C8	7,500	12,100
Jumpy	19,200	18,300
Berlingo	100,300	103,800
Jumper	28,800	23,500
Other	800	1,500
Total	**764,200**	**764,000**
of which diesel-powered versions	435,000	407,000
	56.9%	*53.3%*
of which passenger cars	653,000	660,100
of which light commercial vehicles	111,200	103,900
Total PSA Peugeot Citroën Group	**1,764,100**	**1,764,500**
of which diesel-powered versions	918,500	873,900
	52.1%	*49.5%*
of which passenger cars	1,541,000	1,557,300
of which light commercial vehicles	223,100	207,200

PSA Peugeot Citroën Group – Sales outside Western Europe by country

(passenger cars and light commercial vehicles)	**June 30, 2007**	June 30, 2006
Central Europe	**108,300**	**89,400**
Poland	22,600	17,000
Russia	16,700	13,100
Romania	12,200	8,800
Hungary	8,400	9,100
Czech Republic	10,300	8,500
Croatia	7,400	7,200
Slovenia	6,800	5,700
Slovakia	6,100	5,300
Others	17,800	14,700
Africa & Middle East	**160,700**	**196,100**
Iran	87,200	114,100
Turkey	14,700	22,300
Algeria	11,700	8,800
Morocco	10,300	8,300
Nigeria	6,000	5,600
Others	30,800	37,000
The Americas	**124,400**	**109,500**
Brazil	55,400	49,500
Argentina	38,400	32,500
Chile	8,800	8,600
Mexico	7,400	7,100
Others	14,400	11,800
Asia - Pacific	**120,900**	**119,100**
China	102,600	100,200
Japan	5,900	6,600
Australia	6,500	4,600
Others	5,900	7,700

PSA Peugeot Citroën Group – Production by model

(passenger cars and light commercial vehicles)	**June 30, 2007**	June 30, 2006
Peugeot Marque		
107	54,800	53,000
1007	6,100	15,800
206	163,700	287,600
207	283,800	110,600
307	226,800	229,900
405	78,800	80,700
407	77,500	86,900
607	3,500	5,500
807	12,500	13,700
4007	3,600	-
Expert	21,200	19,100
Partner	88,800	78,000
Boxer	25,000	25,000
Other	3,100	1,800
Total	**1,049,200**	**1,007,600**
of which diesel-powered versions	502,600	457,000
of which passenger cars	934,500	906,400
of which light commercial vehicles	114,700	101,200
Citroën Marque		
C1	51,200	53,000
C2	57,300	63,500
C3	142,200	157,600
C4	243,300	127,900
ZX	36,600	58,800
Xsara	64,900	106,100
Xantia	5,100	6,400
C5	33,800	44,000
C6	6,300	3,700
C8	6,800	12,100
C-Crosser	3,600	-
Jumpy	18,100	20,300
Berlingo	98,700	108,500
Jumper	29,500	25,400
Other	200	-
Total	**797,600**	**787,300**
of which diesel-powered version	451,700	420,200
of which passenger cars	687,300	678,000
of which light commercial vehicles	110,300	109,300
Total PSA Peugeot Citroën	**1,846,800**	**1,794,900**
of which diesel-powered version	954,300	877,200
of which passenger cars	1,621,800	1,584,400
of which light commercial vehicles	225,000	210,500

Contents

PSA Peugeot Citroën Group

Interim Consolidated Financial Statements for the six months ended June 30, 2007

Interim Consolidated **Statements of Income**

	Six months ended June 30, 2007			
(in millions of euros)	Manufacturing and sales companies	Finance companies	Eliminations	Total
Sales and revenue	**30,056**	**975**	**(213)**	**30,818**
Cost of goods and services sold	(24,335)	(509)	213	(24,631)
Selling, general and administrative expenses	(4,148)	(165)	-	(4,313)
Research and development expenses (note 5)	(1,032)	-	-	(1,032)
Recurring operating income (note 1)	**541**	**301**	-	**842**
Other income and (expenses), net (note 6)	(290)	(1)	-	(291)
Interest income*	143	-	-	143
Finance costs*	(143)	-	-	(143)
Income before tax of fully consolidated companies	**251**	**300**	-	**551**
Income taxes (note 7)	10	(101)	-	(91)
Share in net earnings of companies at equity (note 9.3)	23	-	-	23
Consolidated profit (loss) for the period	**284**	**199**	-	**483**
Attributable to equity holders of the parent	294	198	-	492
Attributable to minority interests	(10)	1	-	(9)

(in euros)	
Basic earnings per €1 par value share (note 8)	2.15
Diluted earnings per €1 par value share (note 8)	2.15

** Finance costs and interest income on interest rate swaps are stated at their net value.*

Six months ended June 30, 2006				Year ended December 31, 2006			
Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
28,405	**860**	**(172)**	**29,093**	**55,198**	**1,761**	**(365)**	**56,594**
(23,039)	(403)	172	(23,270)	(44,774)	(836)	365	(45,245)
(4,012)	(164)	-	(4,176)	(7,912)	(321)	-	(8,233)
(956)	-	-	(956)	(1,997)	-	-	(1,997)
398	**293**	**-**	**691**	**515**	**604**	**-**	**1,119**
(275)	-	-	(275)	(854)	(1)	-	(855)
90	-	-	90	195	-	-	195
(104)	-	-	(104)	(253)	-	-	(253)
109	**293**	**-**	**402**	**(397)**	**603**	**-**	**206**
(24)	(101)	-	(125)	49	(205)	-	(156)
21	-	-	21	20	-	-	20
106	**192**	**-**	**298**	**(328)**	**398**	**-**	**70**
116	190	-	306	(211)	394	-	183
(10)	2	-	(8)	(117)	4	-	(113)

Six months ended June 30, 2006	Year ended December 31, 2006
1.34	0.80
1.33	0.80

Interim Consolidated Balance Sheets - **Assets**

	Six months ended June 30, 2007			
(in millions of euros)	Manufacturing and sales companies	Finance companies	Eliminations	Total
Goodwill	1,548	75	-	1,623
Intangible assets	3,952	91	-	4,043
Property, plant and equipment	15,323	46	-	15,369
Investments in companies at equity (note 9)	659	12	-	671
Investments in non-consolidated companies	43	-	-	43
Other non-current financial assets (note 10.1)	1,319	47	-	1,366
Other non-current assets	98	1	-	99
Deferred tax assets	504	53	-	557
Total non-current assets	**23,446**	**325**	-	**23,771**
Operating assets				
Loans and receivables – finance companies (note 11)	-	23,379	(202)	23,177
Short-term investments – finance companies	-	3,000	-	3,000
Inventories	7,346	-	-	7,346
Trade receivables – manufacturing and sales companies	3,882	-	(265)	3,617
Current taxes	186	52	(20)	218
Other receivables (note 12)	1,837	761	(73)	2,525
	13,251	27,192	(560)	39,883
Current financial assets (note 10.2)	870	-	-	870
Cash and cash equivalents	8,223	730	(303)	8,650
Total current assets	**22,344**	**27,922**	**(863)**	**49,403**
Total assets	**45,790**	**28,247**	**(863)**	**73,174**

Interim Consolidated Balance Sheets - **Equity and liabilities**

	Six months ended June 30, 2007			
(in millions of euros)	Manufacturing and sales companies	Finance companies	Eliminations	Total
Equity				
Share capital				235
Treasury stock (note 13)				(229)
Retained earnings and other accumulated equity, excluding minority interests				14,007
Minority interests				376
Total equity				**14,389**
Non-current financial liabilities (note 15)	3,795	-	-	3,795
Other non-current liabilities	3,310	1	-	3,311
Non-current provisions (note 14.1)	1,240	23	-	1,263
Deferred tax liabilities	1,792	360	-	2,152
Total non-current liabilities	**10,137**	**384**	-	**10,521**
Operating liabilities				
Financing liabilities	-	24,133	(303)	23,830
Current provisions (note 14.2)	2,099	36	-	2,135
Trade payables	11,953	-	(31)	11,922
Current taxes	141	88	(20)	209
Other payables (note 16)	4,538	886	(338)	5,086
	18,731	25,143	(692)	43,182
Current financial liabilities (note 15)	5,253	-	(171)	5,082
Total current liabilities	**23,984**	**25,143**	**(863)**	**48,264**
Total equity and liabilities				**73,174**

Six months ended June 30, 2006				Year ended December 31, 2006			
Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
1,673	75	-	1,748	1,547	75	-	1,622
4,008	81	-	4,089	3,947	87	-	4,034
15,364	47	-	15,411	15,221	47	-	15,268
630	-	-	630	628	12	-	640
48	14	-	62	53	-	-	53
1,712	46	-	1,758	1,321	47	-	1,368
92	-	-	92	96	1	-	97
606	41	-	647	499	36	-	535
24,133	**304**	**-**	**24,437**	**23,312**	**305**	**-**	**23,617**
-	22,708	(120)	22,588	-	22,802	(99)	22,703
-	2,607	-	2,607	-	2,818	-	2,818
6,978	-	-	6,978	6,826	-	-	6,826
3,953	-	(223)	3,730	3,043	-	(193)	2,850
125	64	(27)	162	210	29	(26)	213
1,854	621	(60)	2,415	1,719	617	(68)	2,268
12,910	**26,000**	**(430)**	**38,480**	**11,798**	**26,266**	**(386)**	**37,678**
1,393	-	-	**1,393**	**1,132**	-	-	**1,132**
4,121	**755**	**(296)**	**4,580**	**6,339**	**620**	**(292)**	**6,667**
18,424	**26,755**	**(726)**	**44,453**	**19,269**	**26,886**	**(678)**	**45,477**
42,557	**27,059**	**(726)**	**68,890**	**42,581**	**27,191**	**(678)**	**69,094**

Six months ended June 30, 2006				Year ended December 31, 2006			
Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
			235				235
			(216)				(261)
			13,817				13,744
			516				388
			14,352				**14,106**
3,916	-	-	3,916	4,125	-	-	4,125
3,062	1	-	3,063	2,759	-	-	2,759
1,458	20	-	1,478	1,383	23	-	1,406
2,086	314	-	2,400	1,854	329	-	2,183
10,522	**335**	**-**	**10,857**	**10,121**	**352**	**-**	**10,473**
-	23,219	(214)	23,005	-	23,259	(215)	23,044
1,745	44	-	1,789	1,747	38	-	1,785
10,925	-	(24)	10,901	10,481	-	(25)	10,456
134	99	(27)	206	152	43	(26)	169
4,524	895	(283)	5,136	4,075	847	(261)	4,661
17,328	**24,257**	**(548)**	**41,037**	**16,455**	**24,187**	**(527)**	**40,115**
2,822	-	**(178)**	**2,644**	**4,551**	-	**(151)**	**4,400**
20,150	**24,257**	**(726)**	**43,681**	**21,006**	**24,187**	**(678)**	**44,515**
			68,890				**69,094**

Interim Consolidated **Statements of Cash Flows**

	Six months ended June 30, 2007			
(in millions of euros)	Manufacturing and sales companies	Finance companies	Eliminations	Total
Consolidated profit (loss) for the period	**284**	**199**	-	**483**
Adjustments for:				
- Depreciation, amortization and impairment	1,874	6	-	1,880
- Non-current provisions	(139)	1	-	(138)
- Changes in deferred tax	(83)	5	-	(78)
- (Gains) losses on disposals and other	(85)	-	-	(85)
Share in net earnings of companies at equity, net of dividends received	(23)	-	-	(23)
Revaluation adjustments taken to equity and hedges of debt	2	2	-	4
Working capital	**1,830**	**213**	-	**2,043**
Changes in operating assets and liabilities (note 17)	924	63	9	996
Net cash from (used in) operating activities	**2,754**	**276**	**9**	**3,039**
Proceeds from disposals of shares in consolidated companies	-	-	-	-
Proceeds from disposals of investments in non-consolidated companies	10	-	-	10
Acquisitions of shares in consolidated companies	-	-	-	-
Investments in non-consolidated companies	(2)	-	-	(2)
Proceeds from disposals of property, plant and equipment	114	4	-	118
Proceeds from disposals of intangible assets	5	-	-	5
Investments in property, plant and equipment	(953)	(6)	-	(959)
Investments in intangible assets	(387)	(8)	-	(395)
Changes in amounts payable on fixed assets	(93)	-	-	(93)
Other	(64)	-	-	(64)
Net cash from (used in) investing activities	**(1,370)**	**(10)**	-	**(1,380)**
Dividends paid:				
-To Peugeot S.A. shareholders	(309)	-	-	(309)
- Intragroup	157	(157)	-	-
-To minority shareholders of subsidiaries	(8)	-	-	(8)
(Purchases) sales of treasury stock	36	-	-	36
Changes in other financial assets and liabilities	289	-	(22)	267
Other	-	-	-	-
Net cash from (used in) financing activities	**165**	**(157)**	**(22)**	**(14)**
Effect of changes in exchange rates	29	1	2	32
Net increase (decrease) in cash and cash equivalents	**1,578**	**110**	**(11)**	**1,677**
Net cash and cash equivalents at beginning of period	4,308	620	(292)	4,636
Net cash and cash equivalents at end of period	**5,886**	**730**	**(303)**	**6,313**

Six months ended June 30, 2006				Year ended December 31, 2006			
Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
106	**192**	**-**	**298**	**(328)**	**398**	**-**	**70**
1,645	6	-	1,651	3,686	12	-	3,698
(54)	-	-	(54)	(148)	(1)	-	(149)
(34)	8	-	(26)	(139)	29	-	(110)
(52)	-	-	(52)	(54)	2	-	(52)
(20)	-	-	(20)	(17)	-	-	(17)
14	(10)	-	4	11	4	-	15
1,605	**196**	**-**	**1,801**	**3,011**	**444**	**-**	**3,455**
295	112	(17)	390	424	(234)	(37)	153
1,900	**308**	**(17)**	**2,191**	**3,435**	**210**	**(37)**	**3,608**
2	-	-	2	2	-	-	2
-	-	-	-	-	-	-	-
-	-	-	-	(1)	-	-	(1)
(8)	(13)	-	(21)	(19)	(13)	-	(32)
103	4	-	107	155	6	-	161
3	4	-	7	3	-	-	3
(1,097)	(6)	-	(1,103)	(2,520)	(11)	-	(2,531)
(463)	(10)	-	(473)	(937)	(16)	-	(953)
(161)	-	-	(161)	(101)	-	-	(101)
12	-	-	12	(54)	-	-	(54)
(1,609)	**(21)**	**-**	**(1,630)**	**(3,472)**	**(34)**	**-**	**(3,506)**
(309)	-	-	(309)	(309)	-	-	(309)
161	(161)	-	-	161	(161)	-	-
(5)	(2)	-	(7)	(6)	(32)	-	(38)
-	-	-	-	(39)	-	-	(39)
(273)	-	(50)	(323)	205	-	(23)	182
-	-	-	-	-	-	-	-
(426)	**(163)**	**(50)**	**(639)**	**12**	**(193)**	**(23)**	**(204)**
(32)	(4)	1	(35)	45	2	(2)	45
(167)	**120**	**(66)**	**(113)**	**20**	**(15)**	**(62)**	**(57)**
4,288	635	(230)	4,693	4,288	635	(230)	4,693
4,121	**755**	**(296)**	**4,580**	**4,308**	**620**	**(292)**	**4,636**

Interim Consolidated **Statements of Changes in Equity**

(in millions of euros)	Equity	Minority interests	Share capital	Treasury stock	Retained earnings and other accumulated equity, excluding minority interests	Retained earnings, excluding minority interests	Revaluations – excluding minority interests		
							Cash flow hedges	"Available-for-sale" securities	Translation adjustment
At December 31, 2005	**14,406**	**542**	**235**	**(220)**	**13,849**	**13,493**	**5**	**174**	**177**
Change in accounting policy (note 2)	40	-	-	-	40	34	-	-	6
At January 1, 2006	**14,446**	**542**	**235**	**(220)**	**13,889**	**13,527**	**5**	**174**	**183**
Consolidated profit (loss) for the period	298	(8)	-	-	306	306	-	-	-
Revaluations taken to profit or loss	(19)	-	-	-	(19)	-	-	(19)	-
Revaluations taken to equity	(67)	(11)	-	-	(56)	6	28	22	(112)
Stock options	5	-	-	-	5	5	-	-	-
Comprehensive income*					***236***				
Effect of changes in scope of consolidation	-	-	-	-	-	-	-	-	-
Treasury stock (note 13)	5	-	-	4	1	1	-	-	-
Dividends paid (€1.35 per €1 par value share)	(316)	(7)	-	-	(309)	(309)	-	-	-
At June 30, 2006	**14,352**	**516**	**235**	**(216)**	**13,817**	**13,536**	**33**	**177**	**71**
Consolidated profit (loss) for the period	(228)	(105)	-	-	(123)	(123)	-	-	-
Revaluations taken to profit or loss	-	-	-	-	-	-	-	-	-
Revaluations taken to equity	47	5	-	-	42	(4)	(1)	42	5
Stock options	7	-	-	-	7	7	-	-	-
Comprehensive income*					***(74)***				
Effect of changes in scope of consolidation	3	3	-	-	-	-	-	-	-
Treasury stock (note 13)	(44)	-	-	(45)	1	1	-	-	-
Dividends paid and capital redemption	(31)	(31)	-	-	-	-	-	-	-
At December 31, 2006	**14,106**	**388**	**235**	**(261)**	**13,744**	**13,417**	**32**	**219**	**76**
Consolidated profit (loss) for the period	483	(9)	-	-	492	492	-	-	-
Revaluations taken to profit or loss	-	-	-	-	-	-	-	-	-
Revaluations taken to equity	71	-	-	-	71	(5)	19	15	42
Stock options	5	-	-	-	5	5	-	-	-
Comprehensive income*					***568***				
Effect of changes in scope of consolidation	5	5	-	-	-	-	-	-	-
Treasury stock (note 13)	36	-	-	32	4	4	-	-	-
Dividends paid (€1.35 per €1 par value share)	(317)	(8)	-	-	(309)	(309)	-	-	-
At June 30, 2007	**14,389**	**376**	**235**	**(229)**	**14,007**	**13,604**	**51**	**234**	**118**

** Comprehensive income includes all changes in equity resulting from transactions with non-shareholder third parties.*

Notes to the **Interim Consolidated Financial Statements** for the six months ended June 30, 2007

Note 1 . Accounting policies

The interim consolidated financial statements of the PSA Peugeot Citroën Group for the six months ended June 30, 2007 have been prepared using the same accounting policies as those used to prepare the consolidated financial statements for the year ended December 31, 2006.

The Group's consolidated financial statements for the year ended December 31, 2006 were prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union.

The new accounting standards whose application is mandatory for the Group in 2007 (the amendment to IAS 1 and IFRS 7) only concern disclosures required regarding financial instruments and equity. The anticipated impact on the notes to the consolidated financial statements for the year ending December 31, 2007 is discussed in the 2006 consolidated financial statements.

None of the new standards and interpretations due to come into force as of 2008 have been adopted by the European Union. These standards and interpretations have not been early-adopted by the Group.

The interim consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with IAS 34 – Interim Financial Reporting, which provides for the presentation of a selected number of explanatory notes. These condensed interim consolidated financial statements should be read and understood in conjunction with the 2006 consolidated financial statements.

The interim consolidated financial statements and accompanying notes for the six months ended June 30, 2007 were authorized for issue by the Managing Board of Peugeot S.A. on July 23, 2007.

Recurring operating income

The Group uses recurring operating income (previously called "operating margin") as its main business performance indicator. Recurring operating income is equal to profit before:

- other income and expenses, which consist mainly of:
  - restructuring and early-termination plan costs,
  - interest cost related to pension obligations and the expected return on the corresponding external funds,
  - the ineffective portion of the change in fair value on currency hedges of forecast commercial transactions to be carried out by the manufacturing and sales companies,
  - profits and losses and movements on provisions covering highly unusual events;
- interest income including the impact of interest rate and currency hedges;
- finance costs including the impact of interest rate and currency hedges;
- current and deferred taxes;
- share in net earnings of companies at equity.

Note 2 . Adjustments to the reported financial statements

Dongfeng Peugeot Citroën Automobile has opted to apply the Accounting Standard for Business Enterprises (ASBE) for its statutory financial statements as from 2007. The work carried out in preparation for the first-time application of this body of standards, which are highly comparable with IFRS, led Dongfeng Peugeot Citroën Automobile to make certain adjustments to the restatements applied to reconcile its statutory financial statements with the restated IFRS financial statements used by the PSA Peugeot Citroën Group to prepare its consolidated financial statements.

In comparison with the reported consolidated financial statements, the impact of these adjustments is a €40 million increase in shareholders' equity at January 1, 2006, and increases in the share in net earnings of companies at equity of €3 million and €7 million, respectively, for the six months ended June 30, 2006 and the year ended December 31, 2006. Basic earnings per share increase by €0.02 at June 30, 2006 and by €0.03 at December 31, 2006.

Note 3 . Scope of consolidation

3.1. Number of consolidated companies

A. Number of companies consolidated at period-end

	June 30, 2007	June 30, 2006	Dec. 31, 2006
Subsidiaries			
Manufacturing and sales companies	290	296	288
Finance companies	35	32	34
	325	**328**	**322**
Companies at equity			
Manufacturing and sales companies	34	33	33
Finance companies	1	-	1
	35	**33**	**34**
Consolidated companies at end of period	**360**	**361**	**356**

B. Changes during the period

	June 30, 2007
Consolidated companies at beginning of period	**356**
Newly consolidated companies:	
- Automotive equipment companies	3
-Transportation and Logistics companies	3
- Other manufacturing and sales companies	2
- Finance companies	2
Merged companies and other	(6)
Consolidated companies at end of period	**360**

3.2. Main changes in the scope of consolidation in 2007

No material changes in the scope of consolidation occurred during the first half of 2007.

Note 4 ▪ Segment information

In accordance with IAS 14 – Segment Information, the Group's primary reporting format is organized by business segment, in line with its organizational and management structure.

Business segments are detailed in the notes to the 2006 consolidated financial statements.

June 30, 2007 *(in millions of euros)*	Automobile	Automotive Equipment	Transportation and Logistics	Finance companies	Other	Eliminations	Total
Sales and revenue							
- third parties	24,146	5,090	701	762	119	-	30,818
- intragroup, intersegment	23	1,422	1,096	213	126	(2,880)	-
Total	**24,169**	**6,512**	**1,797**	**975**	**245**	**(2,880)**	**30,818**
Recurring operating income	**400**	**63**	**76**	**301**	**5**	**(3)**	**842**
Segment profit (loss)	**154**	**24**	**74**	**301**	**5**	**(3)**	**555**
Share in net earnings of companies at equity	22	1	-	-	-	-	23
Other financial income and (expenses), net	-	-	-	-	-	-	(4)
Net financial income (expense)	-	-	-	-	-	-	-
Income taxes	-	-	-	-	-	-	(91)
Consolidated profit (loss) for the period							**483**
Segment assets at end of period	**26,988**	**6,705**	**1,296**	**27,401**	**322**	**(1,866)**	**60,846**
Investments in companies at equity	605	51	3	12	-	-	671
Investments in non-consolidated companies	-	-	-	-	-	-	43
Financial assets	-	-	-	-	-	-	10,839
Tax assets	-	-	-	-	-	-	775
Total segment assets at end of period							**73,174**
Segment equity and liabilities at end of period	**19,643**	**3,699**	**865**	**25,080**	**258**	**(1,998)**	**47,547**
Long-term debt	-	-	-	-	-	-	8,877
Tax liabilities	-	-	-	-	-	-	2,361
Equity	-	-	-	-	-	-	14,389
Total segment equity and liabilities at end of period							**73,174**
Capital expenditure (excluding sales with a buyback commitment)	**1,089**	**224**	**24**	**3**	**14**	-	**1,354**
Depreciation and amortization	**(1,385)**	**(242)**	**(27)**	**(6)**	**(4)**	-	**(1,664)**
Impairment losses	**(216)**	-	-	-	-	-	**(216)**

June 30, 2006 *(in millions of euros)*	Automobile	Automotive Equipment	Transportation and Logistics	Finance companies	Other	Eliminations	Total
Sales and revenue							
- third parties	22,927	4,683	645	688	150	-	29,093
- intragroup, intersegment	60	1,297	1,013	172	184	(2,726)	-
Total	**22,987**	**5,980**	**1,658**	**860**	**334**	**(2,726)**	**29,093**
Recurring operating income	**227**	**85**	**80**	**293**	**(2)**	**8**	**691**
Segment profit (loss)	**39**	**(2)**	**78**	**293**	**(2)**	**8**	**414**
Share in net earnings of companies at equity	17	4	-	-	-	-	21
Other financial income and (expenses), net	-	-	-	-	-	-	2
Net financial income (expense)	-	-	-	-	-	-	(14)
Income taxes	-	-	-	-	-	-	(125)
Consolidated profit (loss) for the period							**298**
Segment assets at end of period	**26,688**	**6,867**	**1,196**	**26,186**	**443**	**(1,676)**	**59,704**
Investments in companies at equity	587	39	4	-	-	-	630
Investments in non-consolidated companies	-	-	-	-	-	-	62
Financial assets	-	-	-	-	-	-	7,685
Tax assets	-	-	-	-	-	-	809
Total segment assets at end of period							**68,890**
Segment equity and liabilities at end of period	**18,288**	**3,518**	**816**	**24,178**	**366**	**(1,794)**	**45,372**
Long-term debt	-	-	-	-	-	-	6,560
Tax liabilities	-	-	-	-	-	-	2,606
Equity	-	-	-	-	-	-	14,352
Total segment equity and liabilities at end of period							**68,890**
Capital expenditure (excluding sales with a buyback commitment)	**1,277**	**243**	**28**	**16**	**12**	**-**	**1,576**
Depreciation and amortization	**(1,299)**	**(244)**	**(23)**	**(6)**	**(8)**	**-**	**(1,580)**
Impairment losses	**(71)**	**-**	**-**	**-**	**-**	**-**	**(71)**

December 31, 2006 *(in millions of euros)*	Automobile	Automotive Equipment	Transportation and Logistics	Finance companies	Other	Eliminations	Total
Sales and revenue							
- third parties	44,444	9,199	1,272	1,396	283	-	56,594
- intragroup, intersegment	122	2,450	1,973	365	370	(5,280)	-
Total	**44,566**	**11,649**	**3,245**	**1,761**	**653**	**(5,280)**	**56,594**
Recurring operating income	**267**	**69**	**151**	**604**	**17**	**11**	**1,119**
Segment profit (loss)	**(130)**	**(317)**	**154**	**603**	**(33)**	**11**	**288**
Share in net earnings of companies at equity	16	4	-	-	-	-	20
Other financial income and (expenses), net	-	-	-	-	-	-	(24)
Net financial income (expense)	-	-	-	-	-	-	(58)
Income taxes	-	-	-	-	-	-	(156)
Consolidated profit (loss) for the period							**70**
Segment assets at end of period	**25,842**	**6,339**	**1,140**	**26,493**	**375**	**(1,656)**	**58,533**
Investments in companies at equity	585	40	3	12	-	-	640
Investments in non-consolidated companies	-	-	-	-	-	-	53
Financial assets	-	-	-	-	-	-	9,120
Tax assets	-	-	-	-	-	-	748
Total segment assets at end of period							**69,094**
Segment equity and liabilities at end of period	**17,363**	**3,279**	**757**	**24,167**	**342**	**(1,797)**	**44,111**
Long-term debt	-	-	-	-	-	-	8,525
Tax liabilities	-	-	-	-	-	-	2,352
Equity	-	-	-	-	-	-	14,106
Total segment equity and liabilities at end of period							**69,094**
Capital expenditure (excluding sales with a buyback commitment)	**2,852**	**515**	**70**	**27**	**20**	**-**	**3,484**
Depreciation and amortization	**(2,547)**	**(530)**	**(54)**	**(12)**	**(15)**	**-**	**(3,158)**
Impairment losses	**(265)**	**(234)**	**-**	**-**	**(41)**	**-**	**(540)**

Note 5 ▪ Research and development costs

5.1. Impact of capitalization on the statement of income

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Total expenditure	(1,045)	(1,073)	(2,175)
Capitalized development expenditure	373	451	882
Non-capitalized expenses	**(672)**	**(622)**	**(1,293)**
Amortization of capitalized development expenditure	(360)	(334)	(704)
Total	**(1,032)**	**(956)**	**(1,997)**

5.2. Impact of capitalization on the statement of cash flows

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Impact on profit	13	117	178
Impact on amortization	(360)	(334)	(704)
Impact on working capital	**373**	**451**	**882**
Impact on net cash used in investing activities	**(373)**	**(451)**	**(882)**
Total	**0**	**0**	**0**

Note 6 ▪ Other income and (expenses), net

Other income and expenses include the following amounts:

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Impairment loss taken on Automobile CGUs (note 6.1)	(216)	-	(194)
Impairment loss taken on Faurecia group CGUs and other Faurecia group assets (note 6.2)	-	-	(234)
Impairment loss taken on CGUs from other businesses	-	-	(41)
Restructuring costs (note 6.3)	(164)	(342)	(429)
Interest cost on pension obligations	(100)	(92)	(186)
Expected return on external pension funds	95	91	188
Change in the ineffective portion of foreign currency options	(6)	(22)	(43)
Proceeds from disposals of property (note 6.4)	93	65	93
Other	7	25	(9)
Total	**(291)**	**(275)**	**(855)**

6.1. Impairment loss taken on Automobile CGUs

At end-2006, impairment losses were taken on two Automobile CGUs in an amount of €194 million.

A decrease in volumes on these two CGUs during first-half 2007 led the Group to perform further impairment tests.

Value in use is determined in accordance with the method described in the notes to the 2006 consolidated financial statements, and is based on the latest projections from the 2008-2011 Medium-Term Plan and an unchanged discount rate of 8%.

The impairment tests led the Group to record a full write-off of fixed assets related to these two CGUs, in a total additional amount of €216 million.

6.2. Impairment loss taken on Faurecia group CGUs

At end-2006, impairment losses were taken on Faurecia group CGUs in an amount of €234 million, mostly relating to the Vehicle Interior business.

No further indication of impairment was identified at June 30, 2007 and new impairment tests will be carried out on these CGUs in the second half of 2007.

6.3. Restructuring costs

Automobile Division

On May 9, 2007, management presented its workforce adjustment plan to Peugeot Citroën Automobiles' Central Works Committee. The plan is designed to adapt the Group to its changing economic environment and offers voluntary departure incentives over the period June 1, 2007 to December 13, 2007.

The Group estimates the net cost of the plan, which concerns 4,800 employees, at €120 million. This amount was recognized in full at June 30, 2007.

The estimated net cost corresponds to termination payments amounting to €192 million as well as €8 million in ancillary expenses, and takes account of an €80 million reversal of provisions for pension obligations.

Faurecia group

Restructuring costs attributable to the Faurecia group amount to €30 million in first-half 2007, and concern 730 employees.

6.4. Proceeds from disposals of property

In the first half of 2007, proceeds from disposals of property include net gains of €84 million from the sale by Peugeot Citroën Automobiles UK of a site in Ryton (UK).

Note 7 . Income taxes

Income taxes for the period are calculated on the basis of pre-tax profit by tax jurisdiction, multiplied by the estimated effective tax rate for the full year. The tax impacts of specific transactions are recorded in the period during which the transactions occur.

The following table reconciles the theoretical tax payable at the current tax rate in France to the Group effective tax expense in the statement of income:

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Income before tax of fully consolidated companies	**551**	**402**	**206**
French current income tax rate	*34.4%*	*34.4%*	*34.4%*
Theoretical tax expense for the period based on the French current income tax rate	**(190)**	**(138)**	**(71)**
Permanent differences	29	11	(6)
Income taxable at reduced rates	26	25	52
Tax credits	28	24	76
Effect of differences in foreign tax rates and other	60	26	12
Unrecognized deferred tax assets and impairment losses	(44)	(73)	(219)
Income taxes	**(91)**	**(125)**	**(156)**

At June 30, 2007, permanent differences include the positive impact of the tax treatment applying to the capital gain recorded on the sale of the Ryton site (note 6.4).

Unrecognized deferred tax assets and impairment losses essentially concern the Faurecia group.

Note 8 . Earnings per share

Earnings per share are calculated on the basis of the weighted average number of shares outstanding during the period.

The average number of shares outstanding is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock.

The dilutive effect of stock options is calculated using the "treasury stock" method, as follows:

	June 30, 2007	June 30, 2006	Dec. 31, 2006
Average number of €1 par value shares outstanding	228,571,417	229,081,391	228,662,232
Dilutive effect of stock options, calculated using the "treasury stock" method	749,769	539,137	399,015
Diluted average number of shares	**229,321,186**	**229,620,528**	**229,061,247**

In view of the terms of the stock option plans and Peugeot S.A.'s average share price, only plans implemented from 1999 through 2004 have a dilutive impact in 2007. In 2006, only the plans implemented from 1999 through 2003 were dilutive.

Note 9 . Investments in companies at equity

Most companies accounted for by the equity method are manufacturing and sales companies that manufacture automotive parts and components or complete vehicles.

9.1. Changes in the carrying value of investments in companies at equity

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Opening balance	**640**	**636**	**636**
Dividends and profit transfers	-	(1)	(3)
Share of net earnings	23	21	20
Newly consolidated companies:			
- Dongfeng Peugeot Citroën Automobile Finance Company	-	-	12
- Faurecia group companies	9	1	3
Capital increase	-	-	1
Disposals	-	-	(3)
Translation adjustment	(1)	(27)	(26)
Closing balance	**671**	**630**	**640**

9.2. Share in net assets

(in millions of euros)	Latest % interest	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Renault cooperation agreement				
Française de Mécanique	50%	22	56	49
Société de Transmissions Automatiques	20%	3	3	3
Fiat cooperation agreement				
Sevelnord	50%	66	69	62
Giesevel	50%	17	14	15
Sevelind	50%	18	13	16
Sevel SpA	50%	92	90	86
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	127	116	118
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile (note 2)	50%	253	221	229
Dongfeng Peugeot Citroën Automobile Finance Company	25%	12	-	12
Other				
Siemens Automotiv Hydraulics	5%	-	-	-
Stafim	34%	7	6	7
Gefco Tunisia	50%	-	-	-
Gefco China	50%	3	3	3
Faurecia group companies		51	39	40
Total		**671**	**630**	**640**

9.3. Share in net earnings

(in millions of euros)	Latest % interest	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Renault cooperation agreement				
Française de Mécanique	50%	(27)	(2)	(9)
Société de Transmissions Automatiques	20%	-	-	-
Fiat cooperation agreement				
Sevelnord	50%	4	7	-
Giesevel	50%	2	2	3
Sevelind	50%	2	7	10
Sevel SpA	50%	6	(17)	(21)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	11	17	13
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile (note 2)	50%	24	5	18
Dongfeng Peugeot Citroën Automobile Finance Company	25%	-	-	-
Other				
Siemens Automotiv Hydraulics	5%	-	(2)	1
Stafim	34%	-	-	1
Gefco Tunisia	50%	-	-	-
Gefco China	50%	-	-	-
Faurecia group companies		1	4	4
Total		**23**	**21**	**20**

9.4. Key financial data

A. Aggregate data

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Property, plant and equipment	**1,521**	**1,528**	**1,577**
Working capital	**67**	**(19)**	**(28)**
Long- and medium-term debt	(457)	(654)	(625)
Other financial items	(498)	(213)	(322)
Net financial position	**(955)**	**(867)**	**(947)**
Investments in property, plant and equipment	**119**	**189**	**293**

B. Key financial data by company

(a) Property, plant and equipment

(in millions of euros)	Latest % interest	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Renault cooperation agreement				
Française de Mécanique	50%	106	146	138
Société de Transmissions Automatiques	20%	5	6	6
Fiat cooperation agreement				
Sevelnord	50%	229	206	231
Giesevel	50%	29	31	30
Sevelind	50%	23	30	25
Sevel SpA	50%	369	307	380
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	236	249	249
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile	50%	488	511	481
Dongfeng Peugeot Citroën Automobile Finance Company	25%	-		-
Other				
Siemens Automotiv Hydraulics	5%	-	7	-
Stafim	34%	2	2	2
Gefco Tunisia	50%	-	-	-
Gefco China	50%	2	1	2
Faurecia group companies		32	32	33
Total		**1,521**	**1,528**	**1,577**

(b) Net financial position

(in millions of euros)	Latest % interest	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Renault cooperation agreement				
Française de Mécanique	50%	(65)	(87)	(92)
Société de Transmissions Automatiques	20%	(6)	(5)	(6)
Fiat cooperation agreement				
Sevelnord	50%	(139)	(78)	(102)
Giesevel	50%	(8)	(17)	(10)
Sevelind	50%	1	(14)	2
Sevel SpA	50%	(273)	(210)	(280)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	(155)	(122)	(116)
Dongfeng cooperation agreement				
Dongfeng Peugeot Citroën Automobile	50%	(330)	(333)	(340)
Dongfeng Peugeot Citroën Automobile Finance Company	25%	-	-	-
Other				
Siemens Automotiv Hydraulics	5%	-	(6)	-
Stafim	34%	7	8	7
Gefco Tunisia	50%	1	-	-
Gefco China	50%	-	1	1
Faurecia group companies		12	(4)	(11)
Total		**(955)**	**(867)**	**(947)**

Note 10 . Current and non-current financial assets

10.1. Non-current financial assets

June 30, 2007 (in millions of euros)	Loans and receivables	Investments: Classified as "available for sale"	Investments: "Accounted for using the fair value option"	Derivative instruments	Total
Cost					
Opening balance	**216**	**283**	**797**	**165**	**1,461**
Purchases/additions	-	-	174	62	236
Disposals	-	-	(17)	(2)	(19)
Remeasurement	-	20	4	(115)	(91)
Transfers to current financial assets [1]	(5)	-	(117)	-	(122)
Translation adjustment and changes in scope of consolidation	-	-	(4)	-	(4)
Closing balance	**211**	**303**	**837**	**110**	**1,461**
Allowances					
Opening balance	**(93)**	-	-	-	**(93)**
Net charge for the period	(2)	-	-	-	(2)
Closing balance	**(95)**	-	-	-	**(95)**
Carrying amount at beginning of period	123	283	797	165	1,368
Carrying amount end of period	**116**	**303**	**837**	**110**	**1,366**

(1) Investments accounted for using the fair value option transferred to current financial assets correspond to money market securities with maturities of less than one year at June 30, 2007.

The carrying amount of available-for-sale securities includes an unrealized gain of €238 million at June 30, 2007 (€218 million at January 1, 2007).

10.2. Current financial assets

June 30, 2007 (in millions of euros)	Loans and receivables	Investments: Classified as "available for sale"	Investments: "Accounted for using the fair value option"	Derivative instruments	Total
Opening balance	**171**	-	**918**	**43**	**1,132**
Purchases/additions	46	-	-	-	46
Disposals	(58)	-	(382)	-	(440)
Remeasurement	-	-	1	10	11
Transfers from non-current financial assets [1]	5	-	117	-	122
Translation adjustment and changes in scope of consolidation	(1)	-	-	-	(1)
Closing balance	**163**	-	**654**	**53**	**870**

(1) Investments accounted for using the fair value option transferred from non-current financial assets correspond to money market securities with maturities of less than one year at June 30, 2007.

Note 11 ■ Loans and receivables – finance companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Loans and receivables outstanding			
Credit sales	10,903	10,882	10,694
Long-term leases	3,795	3,393	3,525
Leases subject to buyback commitments	2,277	2,206	2,236
Other receivables	736	688	685
Ordinary accounts	122	129	116
Receivables at amortized cost	93	63	66
Leasing deposits	(65)	(83)	(73)
Total loans and receivables outstanding	**17,861**	**17,278**	**17,249**
Wholesale finance receivables outstanding			
Wholesale finance receivables	5,745	5,601	5,727
Wholesale financing deposits [1]	(102)	(82)	(77)
Total wholesale finance receivables outstanding	**5,643**	**5,519**	**5,650**
Remeasurement of interest rate hedged portfolios	(125)	(89)	(97)
Eliminations	(202)	(120)	(99)
Total	**23,177**	**22,588**	**22,703**

(1) In the reported financial statements at December 31, 2006 and June 30, 2006, guarantee deposits placed in escrow and paid by dealers in respect of financed vehicles were included in "Financing liabilities." These liabilities are now recorded in "Loans and receivables - finance companies" in a negative amount of €77 million at December 31, 2006, and €82 million at June 30, 2006.

On January 29, 2007, Crédipar sold €1,250 million in automobile lease finance receivables to compartment 2007-1 of the Auto ABS fund.

The compartments of the fund qualify as special purpose entities and are fully consolidated as the revenues and residual obligations attributable to the subsidiaries of the Banque PSA Finance group represent substantially all of the risks (essentially the credit risk) and rewards of ownership (the operating income generated by the SPEs).

Retail and lease finance receivables include €3,252 million in securitized finance receivables that are still carried on the balance sheet at June 30, 2007.

Liabilities corresponding to securities issued by securitization funds are recorded in "Financing liabilities" in an amount of €3,543 million.

Note 12 . Other receivables

12.1. Manufacturing and sales companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Prepaid and recoverable taxes other than income tax	1,034	1,081	1,038
Employee-related receivables	118	141	103
Due from suppliers	216	167	194
Derivative instruments [1]	20	31	13
Prepaid expenses	136	125	82
Miscellaneous other receivables	313	309	289
Total	**1,837**	**1,854**	**1,719**

(1) This item corresponds to the fair value of instruments purchased by the Group to hedge currency risks on current or forecast operating receivables and payables.

12.2. Finance companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Prepaid and recoverable taxes other than income tax	44	50	32
Derivative instruments [1]	308	268	236
Prepaid expenses	131	133	87
Miscellaneous other receivables	278	170	262
Total	**761**	**621**	**617**

(1) This item corresponds to the fair value of instruments purchased by the Group essentially to hedge interest rate risks on finance receivables and financing liabilities.

Note 13 . Share buyback programs

	Authorizations	Transactions		
(number of shares)		**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Opening balance		**6,534,475**	**5,612,693**	**5,612,693**
Share buybacks				
AGM of May 25, 2005	24,000,000	-	-	-
AGM of May 24, 2006	23,000,000	-	-	1,100,000
AGM of May 23, 2007	16,000,000	-	-	-
Share cancellations				
AGM of May 25, 2005	10% of capital	-	-	-
AGM of May 23, 2007	10% of capital	-	-	-
Share sales				
On exercise of stock options		(884,990)	(153,183)	(178,218)
Closing balance		**5,649,485**	**5,459,510**	**6,534,475**
Shares held for allocation on exercise of stock options		5,193,017	5,121,542	6,078,007
Shares held for cancellation		456,468	337,968	456,468

The Extraordinary General Meeting of May 23, 2007 authorized the Managing Board to grant Group management and certain employees stock options in Peugeot S.A. shares acquired through a buyback, up to an aggregate ceiling of 2,500,000 shares.

Note 14 . Current and non-current provisions

14.1. Changes in non-current provisions

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Opening balance	**1,406**	**1,544**	**1,544**
Movements taken to profit or loss			
Charges	55	64	121
Releases (utilizations)	(110)	(109)	(227)
Releases (surplus provisions)	(86)	(15)	(37)
	(141)	**(60)**	**(143)**
Other movements			
Translation adjustment	(2)	(9)	7
Change in scope of consolidation and other	-	3	(2)
Closing balance	**1,263**	**1,478**	**1,406**
o/w provision for pensions and other post-employment benefit obligations	958	1,100	1,063

At June 30, 2007, releases of surplus provisions include a write-back of €80 million in connection with the workforce adjustment plan described in note 6.3.

14.2. Changes in current provisions

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Opening balance	**1,785**	**1,635**	**1,635**
Movements taken to profit or loss			
Charges	1,033	828	1,436
Releases (utilizations)	(681)	(608)	(1,186)
Releases (surplus provisions)	(10)	(41)	(78)
	342	**179**	**172**
Other movements			
Translation adjustment	-	(15)	(6)
Change in scope of consolidation and other	8	(10)	(16)
Closing balance	**2,135**	**1,789**	**1,785**
o/w standard warranty provision	1,016	878	901

Note 15 . Current and non-current financial liabilities – manufacturing and sales companies

	June 30, 2007 At amortized cost or fair value		June 30, 2006 At amortized cost or fair value		December 31, 2006 At amortized cost or fair value	
(in millions of euros)	Non-current	Current	Non-current	Current	Non-current	Current
Bonds	2,520	-	2,614	-	2,573	-
Employee profit-sharing fund	33	43	72	42	73	41
Finance lease liabilities	320	61	275	48	318	48
Other long-term debt	917	290	934	61	1,147	283
Other short-term financing and overdraft facilities	-	4,667	-	2,455	-	4,024
Derivative instruments	5	21	21	38	14	4
Total financial liabilities	**3,795**	**5,082**	**3,916**	**2,644**	**4,125**	**4,400**

Note 16 . Other payables

16.1. Manufacturing and sales companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Taxes payable (other than income taxes)	1,090	1,178	934
Personnel related payables	1,265	1,258	996
Payroll taxes	599	596	590
Payable on fixed asset purchases	333	367	426
Customer prepayments	440	462	370
Derivative instruments [1]	14	10	2
Deferred income	358	337	335
Miscellaneous other payables	439	316	422
Total	**4,538**	**4,524**	**4,075**

(1) This item corresponds to the fair value of instruments purchased by the Group to hedge currency risks on current or forecast operating receivables and payables.

16.2. Finance companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Personnel related payables and payroll taxes	58	59	52
Derivative instruments [1]	228	177	211
Deferred income and accrued expenses	298	492	313
Miscellaneous other payables	302	167	271
Total	**886**	**895**	**847**

(1) This item corresponds to the fair value of instruments purchased by the Group to hedge interest rate risks on finance receivables and financing liabilities.

Note 17 . Changes in operating assets and liabilities

17.1. Manufacturing and sales companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
(Increase) decrease in inventories	(483)	(161)	(16)
(Increase) decrease in trade receivables	(853)	(913)	2
Increase (decrease) in trade payables	1,481	771	310
Change in current allowances and provisions	344	186	185
Change in income taxes	31	90	25
Other changes	404	322	(82)
	924	**295**	**424**
Net flows with Group finance companies	*50*	*2*	*(5)*
Total	**974**	**297**	**419**

17.2. Finances companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
(Increase) decrease in finance receivables	(456)	(443)	(464)
(Increase) decrease in short-term investments	(181)	125	(53)
Increase (decrease) in financing liabilities	756	347	368
Change in current allowances and provisions	(2)	(7)	(12)
Change in income taxes	22	(25)	(46)
Other changes	(76)	115	(27)
	63	**112**	**(234)**
Net flows with Group manufacturing and sales companies	*(41)*	*(19)*	*(32)*
Total	**22**	**93**	**(266)**

Note 18 ■ Net financial position of manufacturing and sales companies

(in millions of euros)	**June 30, 2007**	June 30, 2006	Dec. 31, 2006
Financial assets and liabilities of manufacturing and sales companies			
Cash and cash equivalents	8,223	4,121	6,339
Other non-current financial assets	1,319	1,712	1,321
Current financial assets	870	1,393	1,132
Non-current financial liabilities	(3,795)	(3,916)	(4,125)
Current financial liabilities	(5,253)	(2,822)	(4,551)
Net financial position of manufacturing and sales companies	**1,364**	**488**	**116**
o/w external loans and borrowings	1,232	370	(25)
o/w financial assets and liabilities with finance companies	132	118	141

Note 19 ■ Off-balance sheet commitments

No significant changes in off-balance sheet commitments have occurred since December 31, 2006.

Note 20 ■ Contingent liabilities

No significant changes in contingent liabilities have occurred since December 31, 2006.

Note 21 ■ Subsequent events

No significant events have occurred since June 30, 2007.

Statutory Auditors' review report on interim **consolidated financial information for the six months ended June 30, 2007**

This is a free translation into English of the Statutory Auditors' review report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of the Company and as required by Article L. 232-7 of the French Commercial Code *(Code de commerce)*, we have performed a review of the accompanying condensed interim consolidated financial statements of Peugeot S.A. for the period from January 1 to June 30, 2007, and of the information contained in the management report.

These condensed interim consolidated financial statements are the responsibility of the Managing Board. Our responsibility, based on our review, is to report our conclusions concerning these interim consolidated financial statements.

We conducted our review in accordance with the professional standards applied in France. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical procedures and any other procedures that may be deemed necessary. A review is substantially less in scope than an audit conducted in accordance with auditing standards applicable in France, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – the International Financial Reporting Standard adopted in the European Union for Interim Financial Reporting.

In accordance with professional standards applied in France, we have also reviewed the information given in the management report accompanying the condensed interim consolidated financial statements that were the subject of our review.

We have no comments to make as to its fair presentation and its conformity with the condensed interim consolidated financial statements.

Neuilly-sur-Seine and Courbevoie, July 24, 2007

The Statutory Auditors

Mazars & Guérard	PricewaterhouseCoopers Audit
Thierry de Bailliencourt	Pierre Riou

225 copies of this document were printed.

A copy of this document may be requested at the following adress:
PSA PEUGEOT CITROËN - Investor Relations Department
75, avenue de la Grande-Armée - 75116 Paris - Tel.: (33) 1 40 66 37 60 - Fax: (33) 1 40 66 51 99
Photos: PSA Peugeot Citroën photolibrary
Design and production: Franklin Partners - Groupe Mediagérance
Printed in France

Peugeot S.A.

Incorporated in France with issued capital of 234,618,266 euros
Governed by a Managing Board and a Supervisory Board

Registered Office: 75, avenue de la Grande-Armée - 75116 Paris - France
R.C.S. Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: 33 (1) 40 66 55 11 - Fax: 33 (1) 40 66 54 11

Internet: www.psa-peugeot-citroen.com

END